Filed Pursuant to Rule 424(b)3
                                                     Registration No. 333-114124

                                   Prospectus

                                  $100,000,000

                                Offer to Exchange
                     6.50% Senior Notes due March 15, 2014,
          which have been registered under the Securities Act of 1933, for any and all outstanding
                     6.50% Senior Notes due March 15, 2014,
        which have not been registered under the Securities Act of 1933, of
                                  NYMAGIC, INC.

      o We will exchange all original notes that are validly tendered and not withdrawn before the end of the exchange offer for an equal principal amount of new notes that we have registered under the Securities Act of 1933.

      o This exchange offer expires at 5:00 p.m., New York City time, on June 30, 2004, unless extended.

      o No public market exists for the original notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

                                   -----------

               The new notes will be unsecured and will rank equally with all our future senior unsecured indebtedness. The new notes will be effectively subordinated to all of our secured debt to the extent of the value of the assets securing the debt.

               See "Risk Factors" beginning on page 10 for a discussion of the risks that holders should consider prior to making a decision to exchange original notes for new notes.

                                   -----------

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.




                  The date of this prospectus is June 1, 2004.

                                TABLE OF CONTENTS



                                                                           Page
                                                                           ----

INCORPORATION BY REFERENCE...............................................   ii
SUMMARY..................................................................    1
RISK FACTORS.............................................................   10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS........................   21
THE EXCHANGE OFFER.......................................................   23
USE OF PROCEEDS..........................................................   33
CAPITALIZATION...........................................................   34
BUSINESS.................................................................   35
VOTING AGREEMENT.........................................................   40
MARINER INVESTMENT MANAGEMENT AGREEMENT..................................   46
DESCRIPTION OF NOTES.....................................................   48
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.................   63
PLAN OF DISTRIBUTION.....................................................   69
LEGAL MATTERS............................................................   70
EXPERTS..................................................................   70
WHERE YOU CAN FIND MORE INFORMATION......................................   70


                           INCORPORATION BY REFERENCE

        We are "incorporating by reference" important business, financial and other information about us into this prospectus. This means that we are disclosing important information to you by referring you to another document filed separately with the Securities and Exchange Commission, or SEC, that is not delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus.

        We will provide each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered in this prospectus. We will provide this information by first class mail at no cost upon written request addressed to Paul J. Hart, Esq., NYMAGIC, INC., 919 Third Avenue, 10th Floor, New York, New York 10022.

        To obtain timely delivery of any information requested from us, you must request this information no later than June 23, 2004, which is five business days before this exchange offer expires.

                                     SUMMARY

        This summary highlights certain information contained elsewhere in this prospectus and may not contain all of the information important to you. We urge you to carefully read this prospectus, including the "Risk Factors" section, as well as the consolidated financial statements and related notes thereto and other documents incorporated by reference into this prospectus. In this prospectus, unless the context requires otherwise, "NYMAGIC," "we," "us," "the Company" and "our" refer to NYMAGIC, INC. and its subsidiaries.

                                   The Company

        We are a holding company focusing on specialty property and casualty insurance products primarily in the ocean marine area, with particular focus on ocean marine liability. We accept risks through our wholly-owned insurance company subsidiaries, New York Marine And General Insurance Company, which we refer to as New York Marine, and Gotham Insurance Company, which we refer to as Gotham. Our principal executive offices are located at 919 Third Avenue, 10th Floor, New York, New York 10022. Our telephone number at that location is (212) 551-0600

                               The Exchange Offer


The Exchange Offer.................  We are offering to exchange up to
                                     $100,000,000 aggregate principal amount of our new 6.50% senior notes due March 15, 2014 for up to $100,000,000 aggregate principal amount of our original 6.50% senior notes due March 15, 2014, which are currently outstanding. Original notes may only be exchanged in $1,000 principal increments. In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

Resales Without Further Registration We believe that the new notes issued pursuant to the exchange offer may be
                                     offered for resale, resold or otherwise
                                     transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 (the "Securities Act") provided that:

                                     o    you are acquiring the new notes issued
                                          in the exchange offer in the ordinary
                                          course of your business;

                                     o    you have not engaged in, do not intend
                                          to engage in, and have no arrangement
                                          or understanding with any person to
                                          participate in, the distribution of
                                          the new notes issued to you in the
                                          exchange offer in violation of the
                                          provisions of the Securities Act; and

                                     o    you are not our "affiliate," as
                                          defined under Rule 405 of the
                                          Securities Act.

                                     Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

                                     The letter of transmittal states that, by so acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for a period of 180 days after the date of this prospectus for use in connection with any such resale. See "Plan of Distribution."

Expiration Date....................  5:00 p.m., New York City time, on June 30,
                                     2004, unless we extend the exchange offer.

Accrued Interest on the New Notes
  and Original Notes...............  The new notes will bear interest from March
                                     11, 2004 or the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor. Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.


Conditions to the Exchange Offer...  The exchange offer is subject to certain customary conditions which we may waive.
                                     See "The Exchange Offer--Conditions."

Procedures for Tendering Original
  Notes............................  Each holder of original notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or if the original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus. You must mail or otherwise deliver the required documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial
  Holders..........................  If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures..... You must comply with the applicable guaranteed delivery procedures for
                                     tendering if you wish to tender your
                                     original notes and:

                                     o    your original notes are not
                                          immediately available; or

                                     o    time will not permit your required
                                          documents to reach the exchange agent
                                          prior to 5:00 p.m., New York City
                                          time, on the expiration date of the
                                          exchange offer; or

                                     o    you cannot complete the procedures for
                                          delivery by book-entry transfer prior
                                          to 5:00 p.m., New York City time, on
                                          the expiration date of the exchange
                                          offer.

Withdrawal Rights..................  You may withdraw your tender of original notes at any time prior to 5:00 p.m., New
                                     York City time, on the date the exchange offer expires.

Failure to Exchange Will Affect You
  Adversely........................  If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to restrictions on transfer under the Securities Act. Accordingly, the liquidity of the original notes will be adversely affected.

Material United States Federal
  Income Tax Consequences..........  The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly, we believe that:

                                     o    no gain or loss will be realized by a
                                          United States holder upon receipt of a
                                          new note;

                                     o    a holder's holding period for the new
                                          notes will include the holding period
                                          of the original notes; and

                                     o    the adjusted tax basis of the new
                                          notes will be the same as the adjusted
                                          tax basis of the original notes
                                          exchanged at the time of such
                                          exchange.

                                     See "Material United States Federal Income
                                     Tax Considerations."

Exchange Agent.....................  Wilmington Trust Company is serving as exchange agent in connection with the
                                     exchange offer. Deliveries by hand,
                                     registered, certified, first class or
                                     overnight mail should be addressed to
                                     Wilmington Trust Company, 1100 North Market
                                     Street, Wilmington, DE 19890-1615. For
                                     information with respect to the exchange offer, contact the Exchange Agent at telephone number (302) 636-6470 or facsimile number (302) 636-4145.

Use of Proceeds....................  We will not receive any proceeds from the exchange offer. See "Use of Proceeds."

                          Summary Of Terms Of New Notes

        The exchange offer constitutes an offer to exchange up to $100,000,000 aggregate principal amount of the new notes for up to an equal aggregate principal amount of the original notes. The new notes will be obligations of NYMAGIC evidencing the same indebtedness as the original notes, and will be entitled to the benefit of the same indenture and supplemental indenture. The form and terms of the new notes are substantially the same as the form and terms of the original notes except that the new notes have been registered under the Securities Act. See "Description of Notes."

                         Comparison With Original Notes


Freely Transferable................  The new notes will be freely transferable under the Securities Act by holders who are not restricted holders. Restricted holders are restricted from transferring the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act. The new notes will be identical in all material respects (including interest rate, maturity and restrictive covenants) to the original notes, with the exception that the new notes will be registered under the Securities Act. See "The Exchange Offer--Terms of the Exchange Offer."

Registration Rights................  The holders of the original notes currently are entitled to certain registration rights pursuant to the Registration Rights Agreement, dated as of March 11, 2004, by and among NYMAGIC and the initial purchasers named therein, including the right to cause NYMAGIC to register the original notes under the Securities Act if the exchange offer is not consummated prior to the exchange offer termination date. However, pursuant to the Registration Rights Agreement, such registration rights will expire upon consummation of the exchange offer. Accordingly, holders of original notes who do not exchange their original notes for new notes in the exchange offer will not be able to reoffer, resell or otherwise dispose of their original notes unless such original notes are subsequently registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available.

                               Terms Of New Notes


Issuer.............................  NYMAGIC, INC.

Maturity Date......................  March 15, 2014.

Securities Offered.................  $100,000,000 aggregate principal amount of
                                     6.50% senior notes due March 15, 2014.

                                     The form and terms of the new notes will be the same as the form and terms of the outstanding notes except that:

                                     o    the new notes will bear a different
                                          CUSIP number from the original notes;

                                     o    the new notes have been registered
                                          under the Securities Act and,
                                          therefore, will not bear legends
                                          restricting their transfer; and

                                     o    you will not be entitled to any
                                          exchange or registration rights with
                                          respect to the new notes.

                                     The new notes will evidence the same debt as the original notes. They will be entitled to the benefits of the indenture and the supplemental indenture governing the original notes and will be treated under the indenture and the supplemental indenture as a single class with the original notes. We refer to the new notes and the original notes collectively as the notes in this prospectus.

Interest...........................  The new notes will bear interest at the rate of 6.50% per annum from March 11,
                                     2004. Interest on the new notes will be
                                     payable semi-annually in cash on March 15 and September 15 of each year, beginning September 15, 2004.

Ranking............................  The original notes are, and the new notes will be, general unsecured obligations of NYMAGIC. As such, the original notes do, and the new notes will, rank equally in right of payment with all other senior unsecured indebtedness of NYMAGIC. As of March 31, 2004, we had no debt outstanding other than the notes. The original notes are, and the new notes will be, effectively subordinated to all of our secured debt to the extent of the value of the assets securing such debt. As of March 31, 2004, we had no secured indebtedness. See "Risk Factors" and "Description of
                                     Notes-General."

Optional Redemption................  NYMAGIC may redeem all or part of the new notes at its option at any time, at the
                                     redemption prices set forth herein,
                                     together with accrued and unpaid interest to, but not including, the date of redemption. See "Description of Notes--Optional Redemption."

Certain Covenants..................  The indenture and the supplemental indenture contain certain covenants that restrict our and our restricted subsidiaries' ability to, among other things, incur indebtedness, make restricted payments, incur liens on any shares of capital stock or evidences of indebtedness issued by any of our restricted subsidiaries or issue or dispose of voting stock of any of our restricted subsidiaries. See "Description of Notes--Certain Covenants."

        For additional information regarding the notes, see the "Description of Notes" section of this prospectus.

                       Ratio of Earnings to Fixed Charges

        The following table sets forth our ratio of consolidated earnings to fixed charges for the periods indicated.



                                            Three Months
                                           Ended March 31,           Year Ended December 31,
                                           ---------------           -----------------------
                                           2004       2003        2003    2002    2001    2000   1999
                                           ----       ----        ----    ----    ----    ----   ----

  Ratio of earnings to fixed charges...  12.44x     114.15x  1,008.58x  50.16x (31.5)x (6.95)x 21.02x

        Earnings consist of income from continuing operations before income taxes plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of (i) interest expense and
(ii) amortization of deferred loan costs.

                                  Risk Factors

        You should carefully consider the information under "Risk Factors" beginning on page 10 of this prospectus and all other information included in this prospectus prior to making a decision to exchange original notes for new notes.

                 Summary Historical Consolidated Financial Data

        The following table provides a summary of historical consolidated financial and operating data of NYMAGIC as of the dates and for the periods indicated. In conjunction with this summary and in order to more fully understand our historical consolidated financial and operating data, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

        We derived our summary historical consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements. We derived our summary historical consolidated financial data as of March 31, 2004 and 2003 and for the three months ended March 31, 2004 and 2003 from our unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, the unaudited consolidated financial data presented in the table below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated.


                                                            Three Months Ended
                                                            ------------------
                                                                March 31,            Fiscal Year Ended December 31,
                                                                ---------            ------------------------------
                                                            2004        2003          2003        2002        2001
                                                            ----        ----         -------    --------     ------
                                                              (unaudited)      ($ in millions, except per share data)
     Operating Data
     Revenues:
     Net premiums earned................................    $   24.8     $   21.7     $   96.4     $  113.5     $   84.6
     Net investment income..............................         4.8          1.5         22.4         15.8         17.4
     Commission income..................................          --           .3        (0.2)          1.5          3.3
     Net realized investment gains (losses) ............          --           --           .5          8.5          2.9
     Other income.......................................         1.9           --          1.7          0.1          0.3
                                                            --------     --------     --------     --------     --------
     Total revenues.....................................        31.5         23.5        120.8        139.4        108.5
     Expenses:
     Net losses and loss adjustment expenses incurred...        15.9         12.0         55.7         73.3         87.9
     Policy acquisition expenses........................         5.6          4.2         19.5         18.9         16.1
     General and administrative expenses................         5.3          4.4         19.4         18.4         16.9
     Interest expense...................................          .4           --           --          0.6          0.4
                                                            --------     --------     --------     --------     --------

     Total expenses.....................................        27.2         20.6         94.6        111.2        121.3
     Total tax expense (benefit) .......................         1.5          1.0          9.1        (0.5)          0.3
                                                            --------     --------     --------     --------     --------
     Net income (loss) .................................    $    2.8     $    1.9     $   17.1     $   28.7     $ (13.1)

     Per Share Data
     Basic earnings (loss) per share....................    $    .28     $    .20     $   1.77     $   3.09     $ (1.42)
     Diluted earnings (loss) per share..................         .28          .20         1.74         3.08       (1.42)
     Dividends declared per share.......................         .06          .06          .24          ---         0.30
     Book value per share...............................       24.88        23.58        24.47        23.54        21.46

     Balance Sheet Data (as of end of period)
     Total cash and investments.........................    $  615.1     $  435.8     $  519.6     $  430.5     $  369.1



     Reinsurance receivables on paid and unpaid losses,
       net                                                  $  284.1      $  325.1      $   280.8     $   326.4     $    361.7
     Total assets.......................................       977.0         827.7          875.1         824.0          857.0
     Unpaid losses and loss adjustment expenses.........       523.5         515.8          518.9         516.0          534.2
     Notes payable......................................       100.0            --            ---           6.2            7.9
     Total shareholders' equity.........................       247.0         231.1          244.3         221.0          199.3

                                  RISK FACTORS

        You should carefully read and consider the following risks as well as the other information contained or incorporated by reference in this prospectus, including the financial statements and the related notes, prior to making a decision to exchange your original notes for new notes. Our business, financial condition and results of operations could be materially adversely affected by any of these risks.

Risks Related To The Notes and the Exchange

If our operating subsidiaries are unable to pay dividends, we may be unable to make payments under the notes.

        NYMAGIC is a holding company whose most significant assets consist of the stock of its operating subsidiaries. Thus, our ability to make payments on the notes will depend primarily on the earnings and cash flows of our subsidiaries and the ability of the subsidiaries to pay dividends or to advance or repay funds to us. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. As discussed more fully below, payments of dividends and advances and repayments from our insurance company subsidiaries are regulated by the New York insurance laws and are subject to regulatory restrictions. Accordingly, our insurance company subsidiaries may not be able to pay dividends or advance or repay funds to us in the future, which could prevent us from making payments on the notes.

        We and our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay principal or interest on the notes or to fund or to make funds available to us for that purpose, whether in the form of distributions, loans, advances or other payments.

Our holding company structure effectively subordinates claims against us to claims against our operating subsidiaries.

        We are a holding company with assets consisting primarily of the capital stock of our operating subsidiaries. Our right to claim the assets of our subsidiaries is therefore junior to the claims that creditors of their respective subsidiaries have against those subsidiaries, except to the extent that we may ourselves be a creditor of a subsidiary. Holders of the notes will only be creditors of NYMAGIC. All the existing and future liabilities of our subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the notes. As of March 31, 2004, our subsidiaries had no debt outstanding and $729,952,333 of liabilities.

Although the notes are referred to as "senior notes," they will be subordinated to any of NYMAGIC's secured indebtedness.

        The original notes are, and the new notes will be, unsecured and subordinated to any secured indebtedness NYMAGIC incurs to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving NYMAGIC, the assets which serve as collateral for any secured indebtedness of NYMAGIC will be available to satisfy the obligations under any of NYMAGIC's secured indebtedness before any payments are made on the notes. Although NYMAGIC currently has no outstanding secured debt, NYMAGIC will be permitted, subject to certain restrictions under the indenture governing the original and new notes, to incur secured indebtedness.

An active trading market may not develop for the notes.

        The new notes are a new issue of securities for which there currently is no established market, and we cannot be sure if an active trading market will develop for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or for quotation on any automated dealer quotation system. The notes new are expected to be eligible for trading in the PORTAL(TM) Market, a subsidiary of The Nasdaq Stock Market, Inc. Although we have been informed by the initial purchasers that they currently intend to make a market in the new notes, they are not obligated to do so and any market making may be discontinued at any time without notice. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement.

        The liquidity of, and trading market for, the new notes may also be adversely affected by, among other things:

   o       changes in the overall market for debt securities;

   o       changes in our financial performance or prospects;

   o       the prospects for companies in our industry generally;

   o       the number of holders of the notes;

   o       the interest of securities dealers in making a market for the notes;
           and

   o       prevailing interest rates.

The new notes have not been rated by a nationally recognized statistical rating organization.

        We have only had the notes rated by A.M. Best Company. A.M. Best Company is not a "nationally recognized statistical rating organization" as defined under the rules of the SEC. There is no assurance that any nationally recognized statistical rating organization would give a rating to the new notes that would be equivalent to any rating given by A.M. Best Company.

If you fail to exchange your original notes you will remain subject to the restrictions on transfer described in the legend on your original notes.

        If you do not exchange your original notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See "The Exchange Offer--Consequences of Failure to Exchange."

Some holders that exchange their original notes may be deemed to be underwriters, and these holders will be required to comply with registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. If you are required to comply with the registration and prospectus delivery requirements, then you may face additional burdens on the transfer of your notes.

Risks Related To Our Business

If our loss reserves are inadequate to meet our actual losses, our net income would be reduced or we could incur a net loss.

        We are required to maintain reserves to cover our estimated ultimate liability of losses and loss adjustment expenses for all risk that we underwrite, including reported and unreported claims incurred.

These reserves are only estimates of what we think the settlement and administration of claims will cost based on our assumptions and facts and circumstances known to us. Because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, we cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment reserves. The low frequency and high severity of the risks we insure make it difficult to assess the adequacy of our loss reserves. The level of catastrophe losses has fluctuated in the past and may fluctuate in the future. For example, we had no after tax losses resulting from catastrophes in 2003 compared to $2.0 million in 2002 and $9.0 million in 2001. The Company had after tax losses of $1.3 million in the first quarter of 2004 primarily resulting from a large ocean marine liability loss occurring in that quarter. If our reserves are insufficient to cover our actual losses and loss adjustment expenses, we would have to augment our reserves and incur a charge to our earnings. These charges could be material.

        The difficulty in estimating our reserves is increased because our loss reserves include reserves for potential asbestos and environmental liabilities. Asbestos and environmental liabilities are difficult to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Legal tactics and judicial and legislative developments affecting the scope of insurers' liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for asbestos and environmental liabilities. Our insurance subsidiaries are required to record an adequate level of reserves necessary to provide for all known and unknown losses on insurance business written.

        Our insurance subsidiaries have not had difficulties in maintaining reserves in recent years at aggregate levels which management believes to be adequate based on management's best estimates, but the loss reserving process is subject to many uncertainties as described in this prospectus. There were no significant changes in net loss reserves during the first quarter of 2004. We decreased net loss reserves by $1.4 million in 2003 and increased net loss reserves by $4.4 million in 2002. The 2002 increase in net loss reserves reflected provisions made for insolvent, financially impaired reinsurers and reinsurers with whom we have entered commutation negotiations, and adverse developments from our other liability line reflecting umbrella exposures

        We increased net loss reserves by $9.6 million in 2001 as the result of adverse developments from the Company's operations in London due to higher than expected claim frequencies and the emergence of longer than expected loss development patterns. Also contributing to the 2001 increase in net loss reserves were provisions made for insolvent or financially impaired reinsurers. Both the 2002 and 2001 amounts were partially offset by favorable development in the ocean marine line of business. We decreased net loss reserves by $8.5 million in 2000, which decrease was attributable to the ocean marine and aircraft lines of business insurance as a result of favorable payout trends due, in part, to lower retention levels per loss.

Our inability to assess underwriting risk accurately could reduce our net income.

        Our underwriting success is dependent on our ability to assess accurately the risks associated with the businesses on which the risk is retained. We rely on the extensive experience of our underwriting staff in assessing these risks and the failure to retain or hire similarly experienced personnel could adversely affect our ability to accurately make those determinations. The underwriting process is further complicated by our exposure to unpredictable developments, including weather-related and other natural catastrophes, as well as war and acts of terrorism. If we fail to assess accurately the risks we retain, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could reduce our net income.

Decreases in rates or changes in terms for property and casualty insurance could reduce our net income.

            We write primarily property and casualty insurance. The property and casualty industry historically has been highly cyclical. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including competition and the amount of available capital and surplus in the industry. For example, the substantial losses in the insurance industry arising from the events of September 11, 2001 caused rates in the insurance industry to rise. However, new capital has since flowed into the insurance industry. To the extent that more capital is available, there may be downward pressure on premium rates as a result of increased supply. These factors affecting rates for the industry in general impact the rates we are able to charge. Any significant decrease in the rates for property and casualty insurance could reduce our net income. While rates impact our net income, there is not necessarily a direct correlation between the level of rate increases or decreases and net income because other factors, such as the amount of catastrophe losses and the amount of expenses, also affect net income.

        Even as rates rise, the percentage average rate increases can fluctuate greatly and be difficult to predict. In 2002, our ocean marine line reflected average rate increases of 20% to 30%, our other liability line reflected average rate increases of 30% to 40% and our inland marine/fire line recorded average rate increases of 20% to 25%. Rates increased in 2003, but to a lesser extent than those rate increases achieved in 2002. Rates declined slightly in the first three months of 2004 and we cannot assure you that rates will not continue to decline.

        Prevailing policy terms and conditions in the property and casualty insurance market are also highly cyclical. Changes in terms and conditions unfavorable to insurers, which tend to be correlated with declining rates, could further reduce our net income.

If rating agencies downgrade their ratings of our insurance company subsidiaries, our future prospects for growth and profitability could be significantly and adversely affected.

        New York Marine and Gotham, our insurance company subsidiaries, each currently holds an A ("Excellent") financial strength rating from A.M. Best Company. This is the third highest of fifteen rating levels within A.M. Best's classification system. Financial strength ratings are used by insureds, insurance brokers and reinsurers as an important means of assessing the financial strength and quality of insurers. Any downgrade or withdrawal of our subsidiaries' ratings might adversely affect our ability to market our insurance products or might increase our reinsurance costs and would have a significant and adverse effect on our future prospects for growth and profitability.

Our reinsurers may not satisfy their obligations to us.

        We are subject to credit risk with respect to our reinsurers because the transfer of risk to a reinsurer does not relieve us of our liability to the insured. In addition, reinsurers may be unwilling to pay us even though they are able to do so. The failure of one or more of our reinsurers to honor their obligations to us or to delay payment would impact our cash flow and reduce our net income and could cause us to incur a significant loss.

        Premiums ceded to reinsurers in the first quarter of 2004 and 2003 amounted to $8.6 million and $9.5 million, respectively. Premiums ceded to reinsurers in 2003 and 2002 amounted to $44.9 million and $46.1 million, respectively.

        The only reinsurer that has received funds from us in the past two years and has failed to honor its obligations to us is Lloyd's but we subsequently recovered all balances due from Lloyd's through an arbitration proceeding. Some of the reinsurers to which we previously ceded premiums are contesting coverage issues and their obligations to reinsure claims we paid on liability policies written during the period 1978 to 1985. We are vigorously enforcing collection of these reinsurance receivables through arbitration proceedings and/or commutation, but the unfavorable resolution of these arbitration proceedings and commutation negotiations could be material to our results of operations. The estimated amounts due from financially impaired reinsurers are included in our reserves for doubtful accounts on reinsurance receivables of $12.1 million, $12.8 million and $13.3 million as of March 31, 2004, December 31, 2003 and December 31, 2002, respectively.

If we are unable to purchase reinsurance and transfer risk to reinsurers or if the cost of reinsurance or our net loss retention increases, our net income could be reduced or we could incur a loss.

        We attempt to limit our risk of loss by purchasing reinsurance to transfer a significant portion of the risks we assume. The availability and cost of reinsurance is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully purchase reinsurance and transfer risk through reinsurance arrangements. A lack of available reinsurance might adversely affect the marketing of our programs and/or force us to retain all or a part of the risk that cannot be reinsured. If we were required to retain these risks and ultimately pay claims with respect to these risks, our net income could be reduced or we could incur a loss.

        Based on the cost and/or availability of reinsurance, we regularly evaluate how much coverage to retain for any one risk or occurrence. Until January 1, 2004 we generally obtained reinsurance for each line of business to reduce our exposure to a maximum of $2 million for any one risk or occurrence. As of January 1, 2004, we reinsure our ocean marine line of business to reduce our exposure to a maximum of $4 million on any one occurrence, and we endeavor to reinsure our other lines to reduce our exposure to a maximum of $2 million on any one risk. A higher net loss retention could cause our net income to be reduced or cause us to incur a loss in any particular period.

Our business is concentrated in ocean marine, excess and surplus lines property and excess and surplus lines casualty insurance, and if market conditions change adversely or we experience large losses in these lines, it could have a material adverse effect on our business.

        As a result of our strategy to focus on specialty products in niches where we believe that we have underwriting and claims expertise and to decline business where pricing does not afford what we consider to be acceptable returns, our business is concentrated in the ocean marine, excess and surplus lines property and excess and surplus lines casualty lines of insurance. For the three months ended March 31, 2004 and the year ended December 31, 2003, our ocean marine line accounted for approximately 71% and 66%, our excess and surplus lines property line for approximately 9% and 12% and our excess and surplus lines casualty line for approximately 20% and 20%, respectively, of our gross written premiums. If we are unable to diversify our lines of business and our results of operations from any of these specialty lines are less favorable for any reason, including lower demand for our products on terms and conditions that we find appropriate, flat or decreased rates for our products or increased competition, the reduction could have a material adverse effect on our business.

If we are not successful in developing our new specialty lines, we could experience losses.

        Since January 1, 2001, we have entered into a number of new specialty lines of business, including professional liability, commercial real estate, employment practices liability, surety, excess workers' compensation and commercial automobile insurance. We continue to look for appropriate opportunities to diversify our business portfolio by offering new lines of insurance in which we believe we have sufficient underwriting and claims expertise. However, because of our limited history in these new lines, there is limited operating history and financial information available to help us estimate sufficient reserve amounts for these lines and to help you evaluate whether we will be able to successfully develop these new lines or appropriately price and reserve for the likely ultimate losses and expenses associated with these new lines. Due to our limited history in these lines, we may have less experience managing their development and growth than some of our competitors. Additionally, there is a risk that the lines of business into which we expand will not perform at the level we anticipate.

Our industry is highly competitive and we may not be able to compete successfully in the future.

        Our industry is highly competitive and has experienced severe price competition over the last several years. We compete in the United States and international markets with domestic and international insurance companies. In the area of our primary focus, ocean marine liability, there are approximately 50 insurance companies writing more than $2 billion in annual premiums for ocean, drill rig, hull, war, cargo and other marine liability. Our main competitors and their respective shares of this market, as determined by Best's Aggregates and Averages, 2003 Edition (which used 2002 data) are: CNA Insurance Cos., 10.1%; American International Group, Inc., 9.0%; Ace INA Group, 8.1%; St. Paul Companies, 5.5%; Navigators Insurance Group, 3.8%; and XL America Group, 1.1%. Our market share is approximately 3.0%. We also write opportunistic excess and surplus property and casualty insurance programs for professional liability, commercial real estate, employment practices liability, surety and commercial automobiles, but given the magnitude of these markets our market share is insignificant.

        Some of our competitors have greater financial, marketing and management resources than we do, have been operating for longer than we have and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. Much of our business is placed through insurance brokers. If insurance brokers were to decide to place more insurance business with competitors that have greater capital than we do, our business could be materially adversely affected. In addition, if we face further competition in the future, we may not be able to compete successfully.

        Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

        The entry of banks and brokerage firms into the insurance business poses new challenges for insurance companies and agents. These challenges from industries traditionally outside the insurance business could heighten the competition in the property and casualty industry.

        We may have difficulty in continuing to compete successfully in the future. If competition limits our ability to write new business at adequate rates, our ability to transact business would be materially and adversely affected and our results of operations would be adversely affected.

If we are unable to retain our key personnel, our business could be adversely affected.

        Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. We consider our key officers to be George Trumbull, our chief executive officer, George Kallop, our executive vice president and chief operating officer, George Berg, our senior vice president-claims, Paul Hart, our senior vice president, general counsel and secretary, Thomas Iacopelli, our senior vice president, chief financial officer and treasurer, Mark Blackman, our chief underwriting officer, and David Hamel, our controller. Except for severance agreements with Thomas Iacopelli and Paul Hart, we do not have any employment agreements with these individuals and we do not carry key man insurance on any of them. In addition, our underwriting staff is critical to our success in the production of business. While we do not consider any of our key executive officers or underwriters to be irreplaceable, the loss of the services of any of our key executive officers or underwriters or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct our business, for example, by causing disruptions and delays as workload is shifted to existing or new employees. We are not aware of any plans for any of our key personnel to retire or leave NYMAGIC in the near future.

If Mariner terminates its relationship with us, our business could be adversely affected.

        Mariner Partners, Inc., an investment management company which we refer to as Mariner, is party to a voting agreement and an investment management agreement. See "Voting Agreement" and "Investment Management Agreement." Four of our directors and two of our executive officers are affiliated with Mariner. In addition, our chairman and chief executive officer is in the process of becoming a stockholder of Mariner. The voting agreement terminates immediately upon Mariner's resignation. Mariner also has the right to terminate the investment management agreement upon 30 days' prior written notice. If Mariner were to terminate its relationship with us, the disruption to our management could adversely affect our business.

The value of our investment portfolio and the investment income we receive from that portfolio could decline as a result of market fluctuations and economic conditions.

        As of March 31, 2004, a significant portion of our investment portfolio consisted of short-term U.S. government-backed fixed income securities and other fixed income securities (including collateralized debt obligations) and a smaller portion consisted of a diversified basket of hedge funds. Both the fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. For example, the fair market value of our fixed income securities increases or decreases in an inverse relationship with fluctuations in interest rates. The fair market value of our fixed income securities can also decrease as a result of any downturn in the business cycle or any other factor that causes the credit quality of those securities to deteriorate. The net investment income that we realize from future investments in fixed income securities will generally increase or decrease with interest rates. Interest rate fluctuations can also cause net investment income from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, to differ from the income anticipated from those securities at the time of purchase. Partially as a result of a decline in the level of interest rates, the Company's overall annualized investment yield in 2002 decreased to 4.0% from 4.7% in 2001. For the year ended December 31, 2003 and the three months ended March 31, 2004, our overall investment yield was 4.7% and 3.4%, respectively. Future interest rate fluctuations will continue to affect our overall investment yield.


        Similarly, hedge fund investments are subject to various economic and market risks. The risks associated with our hedge fund investments may be substantially greater than the risks associated with fixed income investments. Consequently, our hedge fund portfolio may be more volatile and have a risk of loss greater than that associated with fixed income investments. Furthermore, because the hedge funds in which we invest sometimes impose limitations on the timing of withdrawals from the funds, our inability to withdraw our investment quickly from a particular hedge fund that is performing poorly could result in losses and may affect our liquidity. All of our hedge fund investments have timing limitations. Most hedge funds require a 60-day notice period in order to withdraw funds. Some hedge funds may permit a withdrawal only at the end of their fiscal year. We may also be subject to withdrawal fees in the event the hedge fund is sold within a minimum holding period, which may be up to one year. Generally, the value of our investment portfolio is periodically adjusted to reflect current market prices. Similar treatment is not available for liabilities. As a result, a decline in the value of the securities in our investment portfolio could reduce our net income or result in a net loss.

        The following sets forth the allocation of our investment portfolio as of the dates indicated:


                                                    March 31, 2004        December 31, 2003    December 31, 2002
                                                    --------------        -----------------    -----------------
                                                       (in thousands, except percentages)

    Fixed Maturities:
      U.S. treasury securities (maturity > 1 year)   $  9,340      1.5%    $ 9,185      1.8%     $ 9,414      2.2%
      Collateralized debt obligations                  57,211      9.5%     61,737     11.9%          --        --
      Municipalities                                   14,551      2.4%     17,352      3.3%      21,066      4.9%
      Corporate bonds                                  70,531     11.7%     66,934     12.9%          --        --
                                                     --------    ------    -------    ------    --------    ------
    Total fixed maturities                            151,633     25.1%    155,208     29.9%      30,480      7.1%
    Short-term investments                            316,189     52.3%    257,060     49.7%     355,804     82.8%
                                                     --------    ------    -------    ------    --------    ------
    Total fixed maturities and short-term             467,822     77.4%    412,268     79.6%     386,284     89.9%
    Limited partnership hedge funds                   136,832     22.6%    105,434     20.4%      38,477      9.0%
    Industrial & misc. common stocks                       --        --         --        --       4,729      1.1%
                                                     --------    ------    -------    ------    --------    ------
    Total investment portfolio                       $604,654    100.0%   $517,702    100.0%    $429,490    100.0%
                                                     ========    ======    =======    ======    ========    ======


        We may in the future invest in other assets that have risks specific to those assets, subject to the investment limitations described below.

Insurance laws and regulations restrict our ability to operate.

        We are subject to extensive regulation under U.S. state insurance laws. Specifically, New York Marine and Gotham are subject to the laws and regulations of the State of New York and to the regulation and supervision of the New York State Department of Insurance. In addition, each of New York Marine and Gotham is subject to the regulation and supervision of the insurance department of each state in which it is admitted to do business. Insurance laws and regulations typically govern most aspects of an insurance company's operations, including, but not limited to:

    o standards of solvency and capital adequacy, including risk based capital requirements;

    o restrictions on the amount, type, nature, quality and quantity of investments;

    o restrictions on the types of terms that can be included in insurance policies;

    o   standards for accounting;

    o   reserve requirements;

    o   premium rates;

    o   marketing practices;

    o   the amount of dividends that can be paid;

    o   licensing of agents;

    o   approval of reinsurance contracts and intercompany transactions;

    o   insolvency proceedings; and

    o   agreements and transactions with affiliates.

        In addition, state legislatures and state insurance regulators continually reexamine existing laws and regulations and may impose changes that will materially adversely affect our business. The following is a brief summary of some of the regulatory requirements applicable to New York Marine and

Gotham as insurance companies domiciled in the State of New York:

        Dividend Limitations: Without approval of the New York State Insurance Department, each of New York Marine and Gotham is prohibited from declaring or paying dividends during any rolling 12-month period that exceed 10% of its policyholder surplus as shown on its most recent quarterly statement or 100% of adjusted net investment income during that 12-month period, whichever is less. As is discussed in a separate risk factor below, until July 31, 2004, prior regulatory approval is required for New York Marine and Gotham to pay any dividends. In 2001, our insurance subsidiaries paid us an aggregate of $12,550,000 in dividends; in 2002 they paid us an aggregate of $12,361,000 in dividends; and in 2003 they paid us an aggregate of $9,575,000 in dividends. In 2002 and 2003 our insurance subsidiaries sought approval of dividend payments to us on a quarterly basis. In January 2004, New York Marine requested and received approval from the New York State Department of Insurance to pay to us a dividend of $15 million. We anticipate making less frequent requests for regulatory approval of dividend payments by our insurance subsidiaries in 2004 than in the prior two years.

        Investment Limitations: Each of New York Marine and Gotham is required to invest an amount equal to the greater of its minimum capital or its minimum policyholder surplus in obligations of the United States, obligations of the State of New York or its political subdivisions, obligations of other states and obligations secured by first mortgage loans. Sixty percent of that amount is required to be invested in obligations of the United States or obligations of the State of New York or its political subdivisions. In addition, each of New York Marine and Gotham is required to invest an amount equal to 50% of the aggregate amount of its unearned premium, loss and loss adjustment expense reserves in the following categories: cash, government obligations, obligations of U.S. institutions, preferred or guaranteed shares of U.S. institutions, loans secured by real property, real property, foreign investments of a type that would be permitted for comparable U.S. investments and development bank obligations. Investments in the foregoing categories are also subject to detailed quantitative and qualitative limitations applicable to individual categories and to an overall limitation that no more than 10% of each insurance company's assets may be invested in any one institution. After each of New York Marine and Gotham invests an amount equal to 50% of its unearned premium, loss and loss adjustment reserves in the foregoing investments, each of New York Marine and Gotham may invest in equity and partnership interests, securities issued by registered investment companies and other investments of the type described above not necessarily meeting certain quantitative and qualitative limitations, subject to applicable laws and regulatory requirements.

        Intercompany Transactions: According to the New York insurance holding company statute, an insurance holding company system includes any person who directly or indirectly controls an authorized insurer and all persons under its direct or indirect control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company.

        Prior approval by the New York State Insurance Department is required for the following transactions between New York Marine or Gotham and any person in its holding company system: sales, purchases, exchanges, loans or extensions of credit, or investments, involving five percent or more of the insurer's admitted assets at last year-end. The following transactions between New York Marine or Gotham and any person in its holding company system require prior review by the New York State Insurance Department and may not be entered into if the New York State Insurance Department disapproves them:

    o sales, purchases, exchanges, loans or extensions of credit, or investments, involving more than 1/2% but less than 5% of the insurer's admitted assets at last year-end;

    o sales, purchases, exchanges, loans or extensions of credit, or investments, involving 1/2% or less of the insurer's admitted assets at last year-end, but which, when added to the aggregate of any other sales, purchases, exchanges, unpaid loans, unpaid extensions of credit, or investments made during the preceding 12 months, causes the aggregate to exceed 1% of the insurer's admitted assets at last year-end;

    o   reinsurance treaties or agreements;

    o   rendering of services on a regular systematic basis;

    o any lease of real or personal property which does not provide for the rendering of services on a regular and systematic basis and where the aggregate payments to be made, including any renewals or extensions, exceeds 1% of the insurer's admitted assets at last year-end; or

    o any other material transaction, specified by regulation, which the New York Superintendent of Insurance determines may adversely affect the interests of the insurer's policyholders or shareholders.

        Any failure to comply with any of these laws could subject us to fines and penalties and restrict us from conducting business. The application of these laws could also affect our liquidity and ability to make payments on the notes and could restrict our ability to expand our business operations through acquisitions involving our insurance company subsidiaries.

Failure to comply with insurance laws and regulations could have a material adverse effect on our business.

        While we endeavor to comply with all applicable insurance laws and regulations, we cannot assure you that we have or can maintain all required licenses and approvals or that our business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Each of New York Marine and Gotham must maintain a license in each state in which it intends to issue insurance policies or contracts on an admitted basis. Regulatory authorities in each such state have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. These types of actions could have a material adverse effect on our business, including preventing New York Marine or Gotham from writing insurance on an admitted basis in a state that revokes or suspends its license.

Until July 31, 2004, any dividend payments by our two New York insurance subsidiaries, New York Marine and Gotham, require prior regulatory approval by the New York State Insurance Department.

        On February 2, 2002, shareholders who currently control approximately 33% of the voting power of our common stock entered into a voting agreement with Mariner. Before any of the control rights conferred on Mariner by the voting agreement could go into effect, Mariner and its majority owner, William J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance. Accordingly, Mariner and Mr. Michaelcheck filed with the New York Superintendent of Insurance an application for approval of acquisition of control of NYMAGIC, which was approved on July 31, 2002. As a condition of obtaining that approval, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which included a commitment that, until July 31, 2004, Mariner and Mr. Michaelcheck will prevent New York Marine and Gotham from paying any dividends without the prior written consent of the department. The boards of directors of New York Marine and Gotham have also passed resolutions joining in that commitment. Because our ability to service our debt, including the notes, is dependent upon the ability of our operating subsidiaries to distribute earnings to us, a denial by the New York State Insurance Department of a request to pay dividends to us may impair our ability to make payments on the notes.

The interests of our major shareholders could conflict with your interests.

        Currently, the ownership of our stock is highly concentrated. Two of our major shareholders, together with the trustee of several trusts for the benefit of a third shareholder, beneficially owned an aggregate of approximately 37% of our outstanding common stock as of March 31, 2004. The shares subject to the voting agreement currently represent approximately 33% of our outstanding shares of common stock as of March 31, 2004. As a result, to the extent that those shares are voted by Mariner in accordance with the voting agreement, Mariner and our major shareholders will have substantial influence on the outcome of the vote on all matters submitted to a vote of our shareholders, including the election of directors. The interests of these major shareholders could conflict with your interests.

The voting agreement and the large concentration of our stock ownership in the hands of a few shareholders could impede a change of control and could make it more difficult to effect a change in our management.

        Because approximately 33% of our currently outstanding stock is subject to the voting agreement, it would be difficult for anyone to effect a change of control that is not approved by the parties to the voting agreement. Even if the participating shareholders were to terminate the voting agreement, their collective share ownership would still be substantial, so that they could choose to vote in a similar fashion on a change of control and have a significant impact on the outcome of the voting. And, even without taking into account the voting agreement, our directors and executive officers beneficially own approximately 37% of our issued and outstanding common stock as of March 31, 2004. The voting agreement and the concentration of our stock ownership could impede a change of control of NYMAGIC that is not approved by the participating shareholders. In addition, because the voting agreement, together with the concentration of ownership, results in the major shareholders determining the composition of our board of directors, it also may be more difficult for other shareholders to attempt to cause current management to be removed or replaced.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in this prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "intend," "project," "forecasts," "goals," "could have," "may have" and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions which we describe in more detail elsewhere herein and in other documents filed by us with the SEC, including, among other things, the following:

    o   the cyclical nature of the insurance and reinsurance industry,

    o   premium rates,

    o   investment results,

    o   the estimation of loss reserves and loss reserve development,

    o uncertainties associated with asbestos and environmental claims, including difficulties with assessing latent injuries and the impact of litigation, settlements, bankruptcies and potential legislation,

    o the uncertainty surrounding the loss amounts related to the attacks of September 11, 2001,

    o   the occurrence and effects of wars and acts of terrorism,

    o   net loss retention,

    o   the effect of competition,

    o the ability to collect reinsurance receivables and the timing of such collections,

    o   the availability and cost of reinsurance,

    o   the ability to pay dividends,

    o   regulatory changes,

    o changes in any ratings assigned to us or our subsidiaries by rating agencies,

    o   failure to retain key personnel,

    o the possibility that our relationship with Mariner Partners, Inc. could terminate or change, and

    o the fact that ownership of our common stock is concentrated among a few major shareholders, and is subject to the voting agreement.

        These factors and the risk factors and forward-looking statements referred to under "Risk Factors" and elsewhere in this prospectus could cause actual results or outcomes to differ materially from our expectations. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

        Purpose of the Exchange Offer

        We sold the original notes on March 11, 2004, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the original notes subsequently resold the original notes to qualified institutional buyers in reliance on Rule 144A and under Regulation S under the Securities Act.

        In connection with the sale of original notes to the initial purchasers pursuant to the purchase agreement, dated March 4, 2004, among us and the initial purchasers named therein, the holders of the original notes became entitled to the benefits of the Registration Rights Agreement, dated March 11, 2004, among us and the initial purchasers.

        The Registration Rights Agreement provides that:

    o NYMAGIC will file a registration statement relating to a registered exchange offer for the notes with the SEC on or prior to the 90th day after March 11, 2004;

    o NYMAGIC will use its reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act no later than the 180th day after March 11, 2004;

    o NYMAGIC will use its reasonable best efforts to cause the exchange offer registration statement to remain effective until the closing of the exchange offer;

    o NYMAGIC will use its reasonable best efforts to complete the exchange offer no later than 45 days after the exchange offer registration statement becomes effective; and

    o NYMAGIC will keep the exchange offer open for at least 20 business days (or longer, if required by applicable law or otherwise extended by us, at our option) after the date notice of the exchange offer is mailed to the holders of the notes.

The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders of original notes known to us.

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

        Based on no-action letters issued by the staff of the SEC to third parties we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the new notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the

Securities Act in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution" for additional information.

        We will accept validly tendered original notes promptly following the expiration of the tender offer by giving oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuer and delivering new notes to such holders.

        If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "--Conditions" without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes as promptly after the expiration date.

        Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See "--Fees and Expenses."

        Shelf Registration Statement

        Pursuant to the Registration Rights Agreement, we have agreed to file a shelf registration statement if:

    o NYMAGIC is not permitted to file the exchange offer registration statement or consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy,

    o the exchange offer registration statement is not declared effective within 180 days after March 11, 2004,

    o the exchange offer is not consummated within 45 days after effectiveness of the exchange offer registration statement,

    o any holder (other than an initial purchaser) is prohibited by law or the applicable interpretations of the SEC from participating in the exchange offer,

    o in the case of any holder that participates in the exchange offer, such holder does not receive new notes on the date of the exchange that are freely tradeable without any limitations or restrictions under the Securities Act (other than due solely to the status of such holder as an affiliate of ours), or

    o an initial purchaser so requests within 90 days following the consummation of the exchange offer that we file such a shelf registration statement with respect to notes that it acquired directly from us.

        A holder that sells original notes pursuant to the shelf registration statement generally must be named as a selling securityholder in the related prospectus and must deliver a prospectus to purchasers, because a seller will be subject to civil liability provisions under the Securities Act in connection with these sales. A seller of the original notes also will be bound by applicable provisions of the Registration Rights Agreement, including indemnification obligations. In addition, each holder of original notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its original notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the Registration Rights

Agreement.

        We have agreed to file a shelf registration statement with the SEC as promptly as practicable, but no later than (a) the 180th day after March 11, 2004 or (b) the 60th day after any such filing obligation arises, whichever is later, and thereafter use our reasonable best efforts to cause a shelf registration statement to be declared effective by the SEC. In addition, we agreed to use our reasonable best efforts to keep the shelf registration statement continuously effective, supplemented and amended as required for a period of two years after latest date on which any notes are originally issued by the Company (or for a period of 180 days after the completion of the exchange offer if such shelf registration statement is filed at the request of an initial purchaser) or, if earlier, when all of the notes covered by such shelf registration statement (i) have been sold pursuant to the shelf registration statement, (ii) become eligible for resale pursuant to Rule 144(k) under the Securities Act or (iii) cease to be notes.

        Additional Interest in Certain Circumstances

        The interest rate borne by the notes will be increased by 0.25% per annum upon the occurrence of a registration default (as defined below). This rate will continue to increase by 0.25% each 90-day period that the additional interest (as defined below) continues to accrue under any such circumstance. However, the maximum total increase in the interest rate will in no event exceed one-half of one percent (0.50%) per year. We refer to this increase in the interest rate on the notes as "additional interest." Such interest is payable in addition to any other interest payable from time to time with respect to the original notes and the new notes in cash on each interest payment date to the holders of record for such interest payment date. After the cure of registration defaults, the accrual of liquidated damages will stop and the interest rate will revert to the original rate.

        A "registration default" would occur if:

    o the exchange offer registration statement is not filed with the SEC on or before the 90th day following March 11, 2004;

    o the exchange offer registration statement is not declared effective by the SEC on or prior to the 180th day following March 11, 2004;

    o the exchange offer is not consummated on or prior to the 45th day following the effective date of the exchange offer registration statement;

    o the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the periods specified in the Registration Rights Agreement, except as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under "--Shelf Registration Statement" above.

        Expiration Date; Extensions; Amendment

        We will keep the exchange offer open for at least 20 business days (or longer, if required by applicable law or otherwise extended by us, at our option) after the date on which notice of the exchange offer is mailed to the holders of the original notes. The term "expiration date" means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

        In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right

    o to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under "--Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

    o to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes. (We are required to extend the offering period for certain types of changes in the terms of the exchange offer, for example, a change in the consideration offered or percentage of original notes sought for tender.)

        All conditions set forth under "--Conditions," except such conditions that involve regulatory approvals, must be satisfied or waived prior to the expiration date.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

        Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Exchange Offer Procedures

        To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures on the letter of transmittal guaranteed if required by instruction 2 of the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile or an agent's message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

        Holders who are DTC participants tendering by book-entry transfer must execute the tender through the Automated Tender Offer Program ("ATOP") of DTC. A holder using ATOP should transmit its acceptance to DTC on or before the expiration date. DTC will verify the holder's acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of the book-entry transfer ("Book-Entry Confirmation"), including an agent's message confirming that DTC has received an express acknowledgment from such holder that such holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder. The Book-Entry Confirmation must be received by the exchange agent in order for the tender relating thereto to be effective. Book-entry transfer to DTC in accordance with DTC's procedures does not constitute delivery of the Book-Entry Confirmation to the exchange agent.

        If the tender is not made through ATOP, the original notes, as well as the letter of transmittal (or facsimile of such letter), properly completed and duly executed, with any required signature guarantees, and any other documents required by this letter of transmittal, must be received by the exchange agent on or before the expiration date in order for the tender to be effective.

        Holders of original notes who cannot complete the procedures for delivery by book-entry transfer of the original notes on a timely basis or who cannot deliver their certificates for the original notes and all other required documents to the exchange agent on or before the expiration date, must, in order to participate in the exchange offer, tender their original notes according to the guaranteed delivery procedures set forth below under "--Guaranteed Delivery Procedures."

        The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        Delivery of all documents must be made to the exchange agent at its address set forth below in "--Exchange Agent." Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

        Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

        The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

        Only a holder of original notes may tender original notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name original notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

        Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the letter of transmittal and delivering its original notes, either make appropriate arrangements to register ownership of the original notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), unless the original notes are tendered:

    o by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

    o   for the account of an eligible guarantor institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by an eligible guarantor institution.

        If a letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the original notes.

        If a letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with such letter of transmittal.

        All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of our counsel, would be unlawful. We also reserve the absolute right to waive any irregularities or defects as to the original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of original notes without cost to such holder, unless otherwise provided in the relevant letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the absolute right in our sole discretion to:

    o purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under "--Conditions," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

    o to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

        By tendering, each holder will represent to us that, among other things:

    o such holder or other person is not our "affiliate," as defined under Rule 405 of the Securities Act, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

    o the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,

    o neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such new notes in violation of the Securities Act, and

    o if such holder is not a broker-dealer, neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes.

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent's account with respect to the original notes in accordance with The Depository Trust Company's procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent's account at The Depository Trust Company, a letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent's message in lieu of a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        Holders who wish to tender their original notes and

    o   whose original notes are not immediately available; or

    o who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

    o who cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, may effect a tender if:

          o the tender is made by or through an "eligible guarantor institution";

          o prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent receives from such "eligible guarantor institution" a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, a letter of transmittal, or facsimile thereof or agent's message in lieu of such letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

          o a properly completed and duly executed letter of transmittal (or facsimile thereof) together with the certificate(s) representing all tendered original notes in proper form for transfer or an agent's message in the case of delivery by book-entry transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

    o specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,

    o identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

    o be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender and

    o specify the name in which any such original notes are to be registered, if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under "Exchange Offer Procedures" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if:

    o in the opinion of our counsel, the exchange offer or any part thereof contemplated herein violates any applicable law or interpretation of the staff of the SEC;

    o any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or any material adverse development shall have occurred in any such action or proceeding with respect to us;

    o any governmental approval has not been obtained, which approval we shall deem necessary for the consummation of the exchange offer as contemplated hereby;

    o any cessation of trading on any securities exchange, or any banking moratorium, shall have occurred, as a result of which we are unable to proceed with the exchange offer; or

    o a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement or proceedings shall have been initiated or, to our knowledge, threatened for that purpose.

        If we determine in our reasonable discretion that the foregoing condition exists, we may

    o refuse to accept any original notes and return all tendered original notes to the tendering holders,

    o extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or

    o waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

        We have appointed Wilmington Trust Company as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to Wilmington Trust Company addressed as follows:

                  By Mail, Overnight Courier or Hand Delivery:

                            Wilmington Trust Company

                            1100 North Market Street

                            Wilmington, DE 19890-1615

                        Reference: NYMAGIC, INC. Exchange

                                  By Facsimile:

                                 (302) 636-4145

                        Reference: NYMAGIC, INC. Exchange

                   To Confirm by Telephone or for Information:

                                 (302) 636-6470

                        Reference: NYMAGIC, INC. Exchange

        Wilmington Trust Company is the trustee under the indenture governing the original notes and the new notes.

Fees and Expenses

        We will pay the expenses of soliciting original notes for exchange. The principal solicitation is being made by mail by Wilmington Trust Company as exchange agent. However, additional solicitations may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the exchange agent.

        We will pay Wilmington Trust Company as exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

        We will pay all transfer taxes, if any, applicable to the exchange of the original notes in connection with the exchange offer. If, however, certificates representing the new notes or the original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the original notes in this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the new notes.

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

Consequences of Failure to Exchange

        Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Regulatory Approvals

        We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

        Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

                                 USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations to register an exchange offer of the new notes for the original notes required by the Registration Rights Agreement entered into in connection with the offering of the original notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive the outstanding original notes in like principal amount, the terms of which are identical in all material respects to the terms of the new notes, except as otherwise described herein. The original notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued.

        The net proceeds from the sale of the original notes after deducting the discounts and commissions to the initial purchasers and estimated offering expenses were approximately $98,763,000. The net proceeds that we received from the sale of the original notes are being used for working capital and other general corporate purposes and, potentially, for acquisitions. We have no agreement with respect to any acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

                                 CAPITALIZATION

        The following table sets forth our consolidated indebtedness and total consolidated capitalization as of March 31, 2004. This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus.

                                                        As of March 31, 2004,
                                                        ---------------------
                                                           (in thousands)
   6.50% Senior Notes due 2014.........................              $ 100,000
   Shareholders' equity:
   Common stock........................................                 15,279
   Paid-in capital.....................................                 35,485
   Accumulated other comprehensive income..............                  1,113
   Retained earnings...................................                241,313
   Treasury stock......................................                (46,161)
                                                                       -------
   Total shareholders' equity..........................                247,029
                                                                       -------
   Total consolidated capitalization...................              $ 347,029
                                                                       =======

                                    BUSINESS

Overview

        We are a holding company focusing on specialty property and casualty insurance products primarily in the ocean marine area, with particular focus on ocean marine liability. For the three months ended March 31, 2004 and the year ended December 31, 2003, our net earned premium was $24.9 million and $96.4 million, respectively. For the same periods, our net income was $2.8 million and $17.1 million, respectively, or $0.28 and $1.74, respectively, per diluted share. At March 31, 2004, we had total shareholders' equity of $247 million.

Our Business

        We specialize in underwriting ocean marine, inland marine and other liability insurance through insurance pools managed by our three insurance underwriters and managers: Mutual Marine Office, Inc., which we refer to as MMO; Pacific Mutual Marine Office, Inc., which we refer to as PMMO; and Mutual Marine Office of the Midwest, Inc., which we refer to as Midwest. MMO, located in New York, PMMO, located in San Francisco, and Midwest, located in Chicago, are collectively referred to as the Managers.

        We accept risks underwritten by the Managers through our wholly-owned insurance subsidiaries, New York Marine and Gotham. New York Marine is licensed to engage in the insurance business in all states. Gotham is licensed to engage in the insurance business in New York and is permitted to write excess and surplus lines insurance on a non-admitted basis in all of the states except Arkansas, Massachusetts, Nevada, New Hampshire and Vermont. We have also participated in the Lloyd's of London market, through MMO UK, Ltd., a corporate member of Lloyd's of London, which we refer to as MMO UK. We initiated a withdrawal from our London operations in 2001 and MMO UK has not provided any underwriting capacity since 2002.

        New York Marine and Gotham each currently holds a financial strength rating of A ("Excellent") from A.M. Best Company. This is the third highest of fifteen rating levels in A.M. Best's classification system. Lloyd's is currently rated A-- ("Excellent"), which is the fourth highest rating level in A.M. Best's classification system. MMO UK, Ltd., as a corporate member of Lloyd's, is not separately rated. Many of our insureds rely on ratings issued by rating agencies. Any adverse change in the rating assigned to New York Marine and Gotham by a rating agency could adversely impact our ability to write premiums. MMO UK has not provided capacity, which is the ability to underwrite a certain amount of business, to any Lloyd's syndicate since 2002.

        The Managers accept, on behalf of the pools, insurance risks brought to the pools by brokers and others. All premiums, losses and expenses are pro-rated among the pool members in accordance with their percentage participations in the pools. Originally, the members of the pools were insurance companies that were not affiliated with the Managers. Several years later, New York Marine and Gotham joined the pools. Over the years, New York Marine and Gotham steadily increased their participation in the pools, while the unaffiliated insurance companies reduced their participation or withdrew from the pools entirely. Currently, the only pool members are New York Marine and Gotham, who together write 100% of all of the business produced by the pools.

        Assets and liabilities resulting from the insurance pools are allocated to the members of the insurance pools based upon the pro rata participation of each member in each pool which is set forth in the management agreement entered into by and between the pool participants and the Managers.

        Pursuant to the pool management agreements, the pool members have agreed not to accept ocean marine insurance, other than ocean marine reinsurance, in the United States, its territories and possessions and the Dominion of Canada unless received through the Managers or written by the pool member on its own behalf and have authorized the Managers to accept risks on behalf of the pool members and to effect all transactions in connection with such risks, including the issuance of policies and endorsements and the adjustment of claims. As compensation for its services, the Managers receive a fee of 5.5% of gross premiums written by the pools and a contingent commission of 10% on net underwriting profits, subject to adjustment.

        As part of our business, we reinsure with unaffiliated insurance companies portions of the risk assumed by New York Marine and Gotham. Reinsurance occurs when an insurance company transfers (cedes) a portion or all of its liability on insurance written by it to another insurer. The reinsurer assumes the liability in return for a portion or all of the premium. Generally, the Managers place reinsurance with companies which have an A.M. Best rating of A--("Excellent") or greater or which have sufficient financial strength, in management's opinion, to warrant being used for reinsurance protections.

        Until January 1, 2004, we generally obtained reinsurance for each line of business to reduce our exposure to a maximum of $2 million for any one risk or occurrence. From time to time, however, we have retained liability in excess of $2 million for any one insured or any one occurrence. Such instances generally reflected a business decision regarding the cost and/or the availability of reinsurance. Since January 1, 2002, there were three instances in which the Company's net loss retention exceeded $2 million. For 2002, the Company's net retention in the ocean marine line was limited to $2 million per risk, but some losses could have aggregated resulting in a net retention of $3 million for a single occurrence, and one hurricane loss did result in a net retention of $3 million to the Company. In August 2003, the Company entered into a program in which it underwrites a seasoned book of cargo insurance with a retained limit of up to $2.5 million for any one occurrence, but the Company has not experienced any losses on this program in excess of $2 million to date. In the final year in which the Company wrote aviation insurance, April 1, 2001 to April 1, 2002, the Company wrote some policies with a net loss retention of up to $3 million for any one aircraft or any one occurrence. However, the Company has not experienced any losses for which it was required to retain losses in excess of $2 million. As of January 1, 2004, we reinsure our ocean marine line of business to reduce our exposure to a maximum of $4 million on any one occurrence, and we endeavor to reinsure our other lines to reduce our exposure to a maximum of $2 million on any one risk.

        As part of its compensation, the Managers receive profit commissions on pool business ceded to reinsurers under various reinsurance agreements. Profit commissions on business ceded to reinsurers are calculated on an earned premium basis using inception to date underwriting results for the various reinsurance treaties and are recorded in the period in which the related profit commission is billed. Adjustments to commissions, resulting from revisions in coverage, retroactive premium or audit adjustments, are recorded in the period when realized. Subject to review by the reinsurers, the Managers calculate the profitability of all profit commission agreements placed with various reinsurance companies.

        Two former pool members, Utica Mutual Insurance Company and Arkwright Mutual Insurance Company, which is currently part of the FM Global Group, withdrew from the pools in 1994 and 1996, respectively, and retained liability for their effective pool participation for all loss reserves, including losses incurred but not reported and unearned premium reserves attributable to policies effective prior to their withdrawal from the pools.

        On May 28, 2003, an arbitration procedure was completed with Utica Mutual regarding its obligation to fund losses relating to its participation in the pools. Utica Mutual was ordered to pay MMO approximately $7.8 million, which represented Utica Mutual's funding requirement to the pools and had no impact on the Company's results of operations. In addition, we were awarded interest of approximately $1 million on a pre-tax basis. Following the award, these amounts were paid in full. This award confirmed that, as a pool member, Utica Mutual is required to fund gross losses paid by MMO, acting as managing agent.

        We are not aware of any facts that could result in any possible defaults by either Arkwright Mutual or Utica Mutual with respect to their pool obligations, which might impact our liquidity or results of operations, but there can be no assurance that such events will not occur in the future.

Lines of Business

        Our principal line of business is ocean marine insurance. Ocean marine insurance is written on a direct and assumed reinsurance basis and covers a broad range of classes as follows:

    o Hull and Machinery Insurance: Provides coverage for loss of or damage to commercial watercraft.

    o Cargo Insurance: Provides coverage for loss of or damage to goods in transit.

    o Hull and Machinery War Risk Insurance: Provides coverage for loss of or damage to commercial vessels as a result of war, strikes, riots and civil commotions.

    o Cargo War Risk Insurance: Provides coverage for loss of or damage to goods in transit as a result of war, which can be extended to include strikes, riots and civil commotions.

    o Protection and Indemnity: Provides primary and excess coverage for liabilities arising out of the operation of owned watercraft, including liability to crew and cargo.

    o Charters' Legal Liability: Provides coverage for liabilities arising out of the operation of leased or chartered watercraft.

    o Shoreline Marine Liability Exposures: Provides coverage for ship builders, ship repairers, wharf owners, stevedores and terminal operators for liabilities arising out of their operations.

    o Marine Contractor's Liability: Provides coverage for liabilities arising out of onshore and offshore services provided to the marine and energy industries.

    o Maritime Employers Liability (Jones Act): Provides coverage for claims arising out of injuries to employees associated with maritime trades who may fall under the Jones Act.

    o Marine Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for marine insureds.

    o   Onshore and Offshore Oil and Gas Exploration and Production Exposures:
        Provides coverage for physical damage to drilling rigs and platforms, associated liabilities and control of well exposures.

    o Energy Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for exploration and production facilities.

        We also write inland marine/fire insurance which traditionally includes property while being transported, or property of a movable, or "floating" nature. Inland marine, among other things, includes insurance for motor truck cargo and transit shipments, equipment floaters and miscellaneous property floaters. Inland marine also includes excess and surplus lines property coverage on unique or hard to place commercial property risks that do not fit into standard commercial lines coverages. Excess and surplus lines property risks are written primarily through Gotham.

        In addition, we write other or non-marine liability insurance on a direct and assumed reinsurance basis. This includes, among other things, coverage for manufacturers and contractors risks, building owners and commercial stores, products liability exposures, miscellaneous errors and omissions/professional liabilities, including coverage to professional consultants, professional service providers and testing labs, commercial real estate, employment practices liability, surety, excess workers' compensation, commercial automobile and other casualty excess and surplus line risks written primarily through Gotham.

        For the year ended December 31, 2004, and the first three months of 2004, the Company had gross ocean marine premiums written of $94.6 million and $27.0 million, representing 66% and 71% of total gross premiums written, respectively. Within ocean marine, ocean liability is the largest coverage representing 43% and 33% of total gross ocean marine premiums written for the year ended December 31, 2003 and the first three months of 2004, respectively.

        We ceased writing any new policies covering aircraft risks as of March 31, 2002. We decided to exit the commercial aviation insurance business because it is highly competitive and had generated underwriting losses for most years during the 1990s and because it is highly dependent on the purchase of substantial amounts of reinsurance, which became increasingly expensive after the events of September 11, 2001.

        In 1997, we formed MMO EU as a holding company for MMO UK, which operated as a limited liability corporate vehicle to provide capacity, or the ability to underwrite a certain amount of business, for syndicates at Lloyd's. Lloyd's consists of a number of syndicates whose purpose is to serve as risk taking entities. Syndicates maintain a certain amount of capacity, which is the ability to write premiums, depending upon the level of capital provided by the syndicate's investors. This capacity is then allocated to investors in the syndicate based upon their ratio of capital provided to the syndicate. In 1997, we acquired ownership of a Lloyd's managing agency, which was subsequently renamed MMO Underwriting Agency, Ltd. MMO Underwriting Agency Ltd. commenced underwriting in 1998 for our wholly-owned subsidiary MMO UK, which in 2001, its last active year of underwriting, provided 100%, or $29.8 million, of the capacity for Lloyd's Syndicate 1265, which primarily writes marine insurance. In 2000, we sold MMO Underwriting Agency Ltd. in exchange for a minority interest in Cathedral Capital PLC, which manages Lloyd's Syndicate 2010, and Lloyd's Syndicate 1265 was placed into runoff. "Runoff" is a term used to refer to an insurer that has ceased writing new insurance policies but that continues to exist for the purpose of paying claims on policies that it has already written. In 2001, MMO UK provided approximately 11.2%, or $13.6 million, of the capacity for Lloyd's Syndicate 2010 which primarily writes assumed property and aviation insurance. In 2001 we initiated a withdrawal from our London operations which was subsequently completed in 2002.

        MMO UK has not provided capacity to any Lloyd's syndicate since 2002. In February 2003, we sold our minority interest in Cathedral Capital PLC for $2,793,070. This sale had no material effect on the Company's results of operations.

Investment Policy

        We follow an investment policy, which is reviewed quarterly and revised periodically by management and is approved by the Finance Committee of the Board of Directors. The investments of our subsidiaries conform to the requirements of the New York State Insurance Law and Regulations, as well as the National Association of Insurance Commissioners. As of March 31, 2004, a significant portion of our investment portfolio consisted of short-term U.S. government-backed fixed income securities and other fixed income securities (including collateralized debt obligations) and a smaller portion consisted of a diversified basket of hedge funds. The Company believes that its investment in these hedge funds will provide rates of return comparable to equity investments, but with significantly less volatility than equity investments. Both the fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. For a more complete allocation of our investment portfolio, see the risk factor in the section entitled, "Risk Factors-The value of our investment portfolio and the investment income we receive from that portfolio could decline as a result of market fluctuations and economic conditions."

Relationship with Mariner

        Our investment portfolio is managed by Mariner, of which William J. Michaelcheck, a director of the Company, is Chairman and Chief Executive Officer. Mr. Michaelcheck owns a majority of the stock of Mariner. The Company entered into an investment management agreement with Mariner effective October 1, 2002, which was amended and restated on December 6, 2002. We discuss this agreement in more detail under "Mariner Investment Management Arrangement."

        Mariner also entered into a voting agreement with Mark W. Blackman, Blackman Investments, LLC and certain trusts and foundations affiliated with Louise B. Tollefson of which Robert Simses is trustee on February 20, 2002. As described in more detail under "Voting Agreement," Mariner, with the approval of two of the three voting agreement participating shareholders, is generally authorized to vote all of the common shares covered by the voting agreement, which is approximately 33% of the Company's issued and outstanding shares of common stock as of March 31, 2004.

        The voting agreement also gives Mariner the right to purchase up to 1,800,000 shares of our common stock from the voting agreement participating shareholders. The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months, subject to deduction for dividends paid. As of May 15, 2004 the exercise price was $20.95 per share. Generally, Mariner's option will expire 30 days after the termination of the voting agreement, which is scheduled to terminate on February 15, 2007, if not terminated earlier. Corporate Information

Corporate Information

        We are a New York corporation with our principal executive offices located at 919 Third Avenue, 10th Floor, New York, New York 10022. Our telephone number at that location is (212) 551-0600.

                                VOTING AGREEMENT

        On February 20, 2002, shareholders who are affiliated with the Blackman/Tollefson family entered into a voting agreement with Mariner, which currently affects approximately 33% of the current voting power of NYMAGIC.

        Mariner is an investment management company founded by William J. Michaelcheck, a member of our Board of Directors. Mr. Michaelcheck is the majority shareholder of Mariner. One of Mariner's wholly-owned subsidiaries, Mariner Investment Group, Inc., which we refer to as the Mariner Group, was founded in 1992 and, together with its affiliates, provides investment management services to investment funds, reinsurance companies and a limited number of institutional managed accounts. The Mariner Group has been a registered investment adviser since May 2003.

        The shares subject to the voting agreement were originally held by John
N. Blackman, Sr., who founded the Company in 1972 and died in 1988. The shareholders who are parties to the voting agreement are either heirs of Mr. Blackman, whom we refer to as our founder, or entities established or controlled by them. Three of those shareholders are designated in the voting agreement as "participating shareholders" and have the specific rights described below. The participating shareholders are as follows:

    o Mark W. Blackman, a son of our founder and Louise B. Tollefson, is a participating shareholder in his individual capacity. He was a member of our Board of Directors from 1979 until 2004 and served as our President from 1988 to 1998. He has been our Chief Underwriting Officer since June 2002.

    o John N. Blackman, Jr., a son of our founder and Louise B. Tollefson, acts as a participating shareholder in his dual capacity as controlling member of Blackman Investments, LLC and co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001. He was a member of our Board of Directors from 1975 until 2004 and served as Chairman of the Board from 1988 to 1998.

    o Robert G. Simses acts as a participating shareholder in his capacity as sole trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000, sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998, co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000 and co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000. We refer to these trusts and foundations as the Tollefson trusts. The settlor of most of these trusts, Louise B. Tollefson, is the former wife of our founder and was a member of our Board of Directors from 1986 to 2001. Mr. Simses has been a member of our Board of Directors since 2001. He is also Managing Partner of the law firm of Simses & Associates and President and Chief Operating Officer of The William H. Pitt Foundation Inc.

  Voting Rights of Mariner

        The participating shareholders retained significant voting rights over their shares under the voting agreement. Mariner may only vote the shares that are subject to the voting agreement with the written approval of two of the three participating shareholders. If two of the three participating shareholders fail to approve any vote by Mariner on any matter, then Mariner is not permitted to vote on that matter and, generally, the participating shareholders are also not permitted to vote on that matter. However, if one of the following types of matters is under consideration and two of the three participating shareholders fail to approve the vote by Mariner, the participating shareholders are entitled to vote their shares instead of Mariner:

    o   the merger or consolidation of NYMAGIC into or with another corporation,

    o   the sale by NYMAGIC of all or substantially all of its assets,

    o   the dissolution and/or liquidation of NYMAGIC, or

    o   any recapitalization or stock offering of NYMAGIC.

  Nomination of Directors

        Prior to the amendment to the voting agreement dated February 24, 2004 (the "2004 Amendment") the voting agreement provided for our Board of Directors to consist of twelve directors. The 2004 Amendment increased the size of the Board to thirteen members and David E. Hoffman was elected to the newly created Board position on February 26, 2004. The 2004 Amendment also provides that, on or before the 2004 annual meeting of shareholders of the Company, Mariner and the participating shareholders agree to use their reasonable efforts to cause the Company to take such action as is necessary to reduce the number of currently authorized directors to nine. See "-- Amendments to the Voting Agreement." Certain information relating to nomination of candidates to the Board is as follows:

    o Prior to the 2004 Amendment, Mariner was entitled to nominate four candidates. The four current directors who were nominated by Mariner are William J. Michaelcheck, George R. Trumbull III, who serves as our Chairman and Chief Executive Officer, A. George Kallop, who serves as our Executive Vice President, and William D. Shaw, Jr., who serves as our Vice Chairman. Following the 2004 Amendment, Mariner is entitled to nominate three candidates for election to the Board. Mariner nominated William J. Michaelcheck, George R. Trumbull III and William D. Shaw, Jr. for election to the Board at the 2004 annual meeting of shareholders.

    o Prior to the 2004 Amendment, each participating shareholder was entitled to nominate two candidates. The two current directors who were nominated by John N. Blackman, Jr. are John N. Blackman, Jr. and John R. Anderson. The two current directors who were nominated by Mark W. Blackman are Mark W. Blackman and Glenn R. Yanoff. The two current directors who were nominated by Robert G. Simses are Robert G. Simses and Glenn Angiolillo. Following the 2004 Amendment, each of Robert G. Simses, Mark W. Blackman and John N. Blackman, Jr. is entitled to nominate one candidate for election to the Board, provided that the candidates nominated by Mark W. Blackman and John N. Blackman, Jr. shall qualify as independent directors under the rules of the New York Stock Exchange and all other applicable laws and regulations. Robert G. Simses nominated Robert G. Simses, Mark W. Blackman nominated Glenn Angiolillo and John N. Blackman, Jr. nominated John R. Anderson for election to the Board at the 2004 annual meeting of shareholders.

    o Prior to the 2004 Amendment, our Chief Executive Officer was entitled to nominate two candidates. The two current directors who were nominated by Mr. Trumbull are David W. Young and John T. Baily. Following the 2004 Amendment, our Chief Executive Officer is entitled to nominate three candidates for election to the Board all of whom shall qualify as independent directors under the rules of the New York Stock Exchange and all other applicable laws and regulations. George R. Trumbull III, as Chief Executive Officer, nominated David W. Young, John T. Baily and David E. Hoffman for election to the Board at the 2004 annual meeting of shareholders.

        On February 26, 2004, after considering their qualifications, the Nominating Committee recommended that the Board nominate, and the Board nominated each of John R. Anderson, Glenn Angiolillo, John T. Baily, David E. Hoffman, William J. Michaelcheck, William D. Shaw, Jr., Robert G. Simses, George
R. Trumbull III and David W. Young for election to the Board at the 2004 annual meeting of shareholders. Each of these director nominees were elected to the Board of Directors at the 2004 annual meeting of shareholders held on May 26, 2004.

        If any participating shareholder does not nominate a candidate for election to the Board, then, in addition to its other rights, Mariner, instead of that participating shareholder, may nominate a candidate in lieu of the candidate that would have been nominated by such participating shareholder. In addition, the participating shareholders have agreed, consistent with their fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated directors, as designated by Mariner, as Chairman of each meeting.

  Election of Directors

        Provided that the candidates of the participating shareholders would not be legally disqualified from serving as directors of NYMAGIC, Mariner is required to vote all shares that are subject to the voting agreement in favor of the election of those candidates, or any successor or replacement candidates, nominated by the participating shareholders. Mariner is not permitted to vote the shares subject to the voting agreement to remove any director nominated by a participating shareholder without the consent of that participating shareholder. In accordance with the general voting provisions discussed above under the heading "-- Voting Rights of Mariner," Mariner is permitted to vote the shares subject to the voting agreement to elect its own candidates only with the written approval of two of the three participating shareholders. In connection with the election of directors at the annual meeting of shareholders in 2003, all three of the participating shareholders approved the voting of those shares to elect the four candidates nominated by Mariner.

  Termination Provisions

        The voting agreement will terminate upon the earliest to occur of:

    o   February 15, 2007;

    o the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

    o   immediately upon the resignation of Mariner; or

    o upon written notice of termination to Mariner from all of the participating shareholders.

  Mariner Stock Option

        The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of our common stock from the participating shareholders in the amounts set forth below opposite each participating shareholder's name:

    o   Mark W. Blackman                                          450,000 shares

    o   Blackman Investments, LLC                                 450,000 shares

    o   Robert G. Simses, as trustee of the Tollefson trusts      900,000 shares

        In the event Mariner exercises this option, Mr. Simses will have the sole right to determine the number of shares to be provided by any one of the Tollefson trusts.

        The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months. The initial exercise price of $19.00 was approximately equal to the mid-point of the market price of our common stock and the book value of our common stock, during the period in which the voting agreement was negotiated. The final exercise price, for exercises between February 15, 2007 and March 17, 2007, is $24.00 per share. The exercise price will be adjusted by deducting the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through the date Mariner exercises its option. This option was granted with the intention of aligning Mariner's interests with the interests of all of our shareholders. As of May 15, 2004, the exercise price of the option was $20.95 per share.

        Generally, Mariner's option will expire 30 days after the termination of the voting agreement.

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


However, if the voting agreement is terminated prior to February 15, 2007 by unanimous written notice from the participating shareholders, then the option will continue in full force and effect until the close of business on February 15, 2007, unless the termination was due to gross negligence of or willful misconduct by Mariner that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, in which case the option will terminate concurrently with the termination of the voting agreement.

  Transferability of the Option

        The option granted to Mariner is not transferable except in the following instances, with the assignee agreeing to be bound to the voting agreement:

    o Mariner is permitted to assign the option, in whole or in part, to any one or more of William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull and A. George Kallop or any other individual employed by or acting as a consultant for Mariner in connection with NYMAGIC.

    o With the written consent of at least two participating shareholders, Mariner or any assignee as described above is permitted to assign the option, in whole or in part, to any one or more other persons.

        On April 4, 2002, Mariner entered into an agreement with each of William
D. Shaw, Jr., our Vice Chairman, and A. George Kallop, our Executive Vice President, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop.

  Consideration to Mariner

        Mariner did not pay any cash consideration to the participating shareholders, nor did the participating shareholders pay any cash consideration to Mariner, in connection with the voting agreement. Mariner's sole compensation for entering into the voting agreement, as opposed to the investment management arrangement discussed below, is the option to purchase NYMAGIC shares from the participating shareholders. To date, Mariner has not exercised this option, but should it elect to do so, it would pay the option exercise price to the participating shareholders at that time.

  Transferability of NYMAGIC Shares

        The participating shareholders retain the right to transfer any of the shares covered by the voting agreement, provided that two conditions are satisfied. First, the participating shareholders must at all times retain the number of shares necessary to enable Mariner to exercise its option. Second, except for 250,000 shares of each participating shareholder, the transferred shares must remain subject to the voting agreement.

  Background of and Reasons for the Voting Agreement

        The participating shareholders entered into the voting agreement with Mariner in February 2002 because they were dissatisfied with the financial performance of NYMAGIC and with the high turnover in its senior management, as evidenced by the succession of four Chief Executive Officers and three Chairmen of the Board over a four-year period. The voting agreement was intended to permit Mariner to coordinate the voting of the participating shareholders for Mariner's recommended actions, subject to receiving the consent of two out of three of them on each matter voted upon. The goal of this voting arrangement was to secure a new, unified management team for NYMAGIC.

        The first of the participating shareholders to have discussions with the Mariner Group about a potential role for the Mariner Group in relation to NYMAGIC was Mr. Simses, who was acquainted with the Mariner Group. In October 2001, Mr. Simses spoke with Mr. Shaw about an investment that the Tollefson trusts were contemplating in several hedge funds managed by the Mariner Group. In the course of that discussion, Mr. Simses expressed his disappointment with the recent financial performance of NYMAGIC and the high level of executive turnover, and Mr. Shaw suggested that the Mariner Group could offer its expertise in investment and financial management and its contacts in the investment and financial community to assist in finding new leadership and turning the company around. Mr. Simses communicated this suggestion to Bennett
H. Tollefson, a co-trustee of some of the Tollefson trusts and husband of Louise
B. Tollefson. At the request of Mr. Simses, acting on behalf of Mrs. Tollefson, Mark W. Blackman met with members of the Mariner Group's management in November 2001 to discuss possible structural arrangements for the Mariner Group to become involved in the management of NYMAGIC. In December 2001, John N. Blackman, Jr. joined these conversations and the basic structure of the voting agreement was developed. On February 20, 2002, the voting agreement was signed.

  Management Changes Following Signing of the Voting Agreement

        On March 4, 2002, Mr. Michaelcheck sent a letter to Robert W. Bailey, who was then NYMAGIC's Chairman and Chief Executive Officer, enclosing a copy of the voting agreement, stating that the participating shareholders intended to bring about a change in the composition of NYMAGIC's Board of Directors and requesting a meeting with Mr. Bailey to discuss these matters. In March 2002, Mr. Michaelcheck and Mr. Trumbull met with Mr. Bailey to discuss Mariner's plans for the Company. In the following weeks, Mr. Bailey and the incumbent Board cooperated with Mariner and the participating shareholders in effecting a smooth transition in leadership. Among other things, the Board agreed to nominate for election as directors at the annual meeting those candidates who were recommended by Mariner and the participating shareholders, as well as Mr. Bailey, the then current Chairman and Chief Executive Officer. This was purely voluntary on the part of the incumbent Board, since, for the regulatory reasons discussed below, Mariner did not yet have the ability to exercise the voting rights and board nomination rights provided in the voting agreement. Before nominating Mr. Angiolillo and the four Mariner candidates, the incumbent Board conducted an independent review of the backgrounds of those candidates in order to satisfy itself as to their qualifications. The remaining five candidates recommended by the participating shareholders were already members of the Board, as was Mr. Bailey. The new Board consisting of eleven directors was elected by the NYMAGIC shareholders at the annual meeting on May 22, 2002. Following the election of the new Board of Directors, Mr. Trumbull was appointed Chairman, Mr. Shaw was appointed Vice Chairman and Mr. Kallop was appointed Executive Vice President. On June 30, 2002, upon the retirement of Mr. Bailey, Mr. Trumbull succeeded him as Chief Executive Officer. Also in June 2002, Mr. Mark W. Blackman rejoined the Company and was subsequently appointed Chief Underwriting Officer.

  Regulatory Considerations

        During the period of management changes in May and June 2002, Mariner's voting rights, board nomination rights and right to acquire through exercise of the option 10% or more of the voting stock of NYMAGIC were not yet effective. The reason for this delayed effectiveness is that, for purposes of the New York insurance holding company statute, the exercise of any of those rights would have constituted "control" of NYMAGIC and its subsidiaries, New York Marine and Gotham. Under the provisions of the holding company statute which governs acquisitions of control, Mariner and its majority owner, William J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance before any of the above control rights could go into effect. Accordingly, on April 1, 2002, Mariner and Mr. Michaelcheck filed an application for approval of acquisition of control with the New York Superintendent of Insurance.

        As a condition of obtaining that approval, on July 8, 2002, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which, among other matters, provided that until July 31, 2004, Mariner and Mr. Michaelcheck will prevent New York Marine and

Gotham from paying any dividends without the prior written consent of the department. New York Marine and Gotham adopted board of directors' resolutions containing a comparable commitment not to pay dividends prior to July 31, 2004 without the prior written consent of the department, and NYMAGIC submitted those resolutions to the department in conjunction with Mariner's application. Following receipt of the commitment letter and New York Marine's and Gotham's board resolutions, and completion of the department's review of the application, the Superintendent of Insurance granted approval for the acquisition of control on July 31, 2002. Since that time, Mariner has had the full ability to exercise the share voting rights, board nomination rights and option rights provided in the voting agreement.

  Amendments to the Voting Agreement

        The voting agreement provides that it may be amended or extended by the unanimous written consent of the participating shareholders and Mariner. The voting agreement was amended on January 27, 2003 to extend the duration of the agreement from February 15, 2005 to February 15, 2007 in order to provide Mariner with additional time to improve the performance of NYMAGIC and in order to allow for the appointment of an eleventh director. David W. Young was chosen for this newly created Board position. Mr. Young is affiliated with Conning, which owns 500,000 shares of our common stock and options to purchase an additional 500,000 shares of our common stock. The voting agreement was further amended on March 12, 2003 to allow for the appointment of a twelfth director and John T. Baily was chosen for this newly created Board position. In addition, as discussed under "-- Transferability of NYMAGIC Shares," a limited waiver was signed with respect to certain transferability restrictions.

        Following the sale of common stock in December 2003 by certain shareholders that are parties to the voting agreement, the Company was no longer a "controlled company" as defined in the New York Stock Exchange Listed Company Manual. Accordingly, the Company is required to have a majority of independent directors by December 16, 2004. In order to permit the Company to comply with this requirement certain provisions of the voting agreement relating to the nomination of directors and the size of the Board of Directors were amended on February 24, 2004 as described in "-- Nomination of Directors" above.

                    MARINER INVESTMENT MANAGEMENT ARRANGEMENT

        In addition to the voting agreement, Mariner entered into an investment management agreement with NYMAGIC, New York Marine and Gotham effective October 1, 2002. This investment management agreement was amended and restated on December 6, 2002. Under the terms of the investment management agreement, Mariner manages the Company's investment portfolios. Mariner may purchase, sell, redeem, invest, reinvest or otherwise trade securities on behalf of the Company. Mariner may, among other things, exercise conversion or subscription rights, vote proxies, select broker dealers and value securities and assets of the Company. Under the terms of the investment management agreement the Company's investments have been reallocated into the following three categories:

    o   the liquidity portfolio (cash management);

    o   the fixed-income portfolio (fixed-income investments); and

    o the hedge fund and equity portfolio (alternative investment vehicles and common and preferred equities).

        The investment management agreement does not have a specific duration period and may be terminated by either party on 30 days' prior written notice.

        Fees to be paid to Mariner under the investment management agreement are based on a percentage of the investment portfolio as follows: 0.20% of liquid assets, 0.30% of fixed maturity investments and 1.25% of hedge fund (limited partnership) investments. We incurred Mariner investment expenses of $317,514 pursuant to this agreement in 2002. For the year ended December 31, 2003, we incurred Mariner investment expenses of $1,753,021 pursuant to this agreement. Assuming this agreement remains in effect, we anticipate incurring Mariner investment expenses of approximately $2.6 million pursuant to this agreement in 2004. In the event that assets in the hedge fund and equity portfolio are invested in alternative investment vehicles managed by Mariner or any of its affiliates, the 1.25% advisory fee is waived with respect to those investments, although any fees imposed by the investment vehicles themselves are nonetheless payable. In 2003, the Company invested $11.0 million, representing a 100% interest, in a limited partnership hedge fund, the general partner of which is an affiliate of Mariner. Under the terms of the limited partnership agreement, the general partner is entitled to 50% of the net profit realized upon the sale of certain collateralized debt obligations held by us. We incurred fees of $3,176,643 to the general partner in 2003 under the terms of this limited partnership agreement.

        William J. Michaelcheck, a Director of the Company, is Chairman and Chief Executive Officer of Mariner and owns a majority of the stock of Mariner. George R. Trumbull, Chairman, Chief Executive Officer and a Director of the Company, A. George Kallop, Executive Vice President and Chief Operating Officer of the Company, and William D. Shaw, Jr., Vice Chairman and a Director of the Company, are also associated with Mariner. Currently, Mr. Trumbull is in the process of becoming a shareholder of Mariner. Messrs. Kallop and Shaw have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services. As noted above, pursuant to the voting agreement, Mariner, together with the participating shareholders (Mark W. Blackman, John N. Blackman, Jr. and Robert
G. Simses), currently controls the vote of approximately 33% of NYMAGIC's outstanding voting securities.

        We believe that the terms of the investment management agreement are no less favorable to NYMAGIC and its subsidiaries than the terms that would be obtained from an unaffiliated investment manager for the services provided. The investment management fees paid to Mariner were arrived at through negotiations between the Company and Mariner. All then current directors participated in the discussion of the investment management agreement. In accordance with the Company's conflict of interest policy, the investment management agreement was approved by an independent committee of the

Company's board of directors, which consisted of all directors who were neither Mariner affiliates nor participating shareholders under the voting agreement. Thereafter, the investment management agreement was approved by the entire board of directors. Under the provisions of the New York insurance holding company statute, because of the control relationship between Mariner and New York Marine and Gotham, the investment management agreement was submitted for review by the New York State Insurance Department, which examined, among other things, whether its terms were fair and equitable and whether the fees for services were reasonable. Upon completion of that review, the investment management agreement was found to be non-objectionable by the department.

                              DESCRIPTION OF NOTES



        The original notes were and the new notes will be issued under an Indenture, dated as of March 11, 2004, and a First Supplemental Indenture, dated as of March 11, 2004, (as so amended and supplemented, the "Indenture") between us and Wilmington Trust Company, as trustee.

        The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms contained therein, and the forms of certificates evidencing the original and new notes. Copies of the form of Indenture and the form of certificate evidencing the original and new notes are available from us upon request.

        Capitalized terms and certain of the other terms used but not defined in the following description of the notes have the respective meanings specified in the Indenture. As used in the following description of the notes, the terms "NYMAGIC," "we," "our" and "us" mean NYMAGIC, INC., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries.

General

        The Indenture will provide that we may issue debt securities (the "debt securities") thereunder from time to time in one or more series and will permit us to establish the terms of each series of debt securities at the time of issuance. The Indenture will not limit the aggregate amount of debt securities that may be issued under the Indenture.

        The original and new notes will together constitute a single series of debt securities under the Indenture, initially limited to $100,000,000 aggregate principal amount of notes. Under the Indenture, we may, without the consent of the holders of the notes, "reopen" any series and issue additional notes and exchange notes from time to time in the future. The original notes, new notes offered by this prospectus, and any additional notes or exchange notes of such series that we may issue in the future pursuant to a reopening, will constitute a single series of debt securities under the Indenture. This means that, in circumstances where the Indenture provides for the holders of debt securities of any series to vote or take any action, the original notes, the new notes, as well as any respective additional notes or exchange notes that we may issue by reopening such series, will each vote or take that action as a single class.

        The original and new notes will mature on March 15, 2014. The original and new notes will bear interest from March 11, 2004 at the rate of 6.50% per annum. We will pay accrued and unpaid interest semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2004, to the persons in whose names the notes are registered at the close of business on the immediately preceding March 1 or September 1, respectively; provided that interest payable at the maturity date or the date of earlier redemption shall be paid to the persons to whom principal is payable on such dates. Interest on the original and new notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        The original notes are, and the new notes will be, our unsecured senior obligations, as further discussed in "-- Ranking of Notes" below. The original notes are not, and the new notes will not be, obligations of or guaranteed by any of our subsidiaries.

        The original and new notes will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by us at the option of the holders. The original notes are, and the new notes will be, subject to redemption at our option at any time as described below under "--Optional Redemption."

        The interest rate on the notes will increase if:

    o we do not on a timely basis file either: (1) a registration statement to allow for an exchange offer;

        or (2) a resale shelf registration statement for the notes;

    o one of the registration statements referred to in clause (1) or (2) above is not declared effective on a timely basis; or

    o   certain other conditions are not satisfied.

        Any interest payable as a result of any such increase in interest rate is referred to as "additional interest." You should refer to the description under the heading "Exchange Offer--Terms of the Exchange Offer--Additional Interest in Certain Circumstances" for a more detailed description of the circumstances under which the interest rate will increase.

        The original notes were, and the new notes will be, issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes will be denominated and payable in U.S. dollars.

        Payments of principal, premium (if any) and interest on the notes issued in book-entry form will be made as described under "--Book-Entry, Delivery and Form."

        If any interest payment date, redemption date or maturity date of any of the notes is not a business day, then payment of principal, premium (if any) and interest will be made on the next succeeding business day as if it were made on the date payment was due, and no interest will accrue on the amount so payable for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

        We will not be required to:

    o issue, register the transfer of or exchange notes during the period beginning at the opening of business 15 days before any selection of notes to be redeemed and ending at the close of business on the day of that selection; or

    o register the transfer of or exchange any notes, or portion thereof, called for redemption, except for the unredeemed portion of any notes being redeemed in part.

Ranking

        The original notes are, and the new notes will be, our unsecured senior obligations, which means the notes will rank equally in right of payment with all of our unsecured senior indebtedness and will rank senior to all of our subordinated indebtedness. The notes will also be junior in right of payment to our secured creditors to the extent of the value of the assets securing their debt. As of March 31, 2004, we had $100 million of debt outstanding (including the notes but excluding intercompany debt).

        In addition, the original notes are, and the new notes will be, structurally subordinated to the indebtedness and liabilities of our subsidiaries. This occurs because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus the right of you as the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including depositors and trade creditors, except to the extent that we may ourselves be a creditor of that subsidiary.

        Substantially all of our operations are conducted through our subsidiaries. Therefore, our ability to service any debt, including the notes, is dependent upon the earnings of our operating subsidiaries and the distribution of those earnings to us. The ability of our insurance company subsidiaries to pay dividends to us will depend upon their operating results and will be subject to applicable law, including New York insurance laws and regulations.

Optional Redemption

        The original and new notes will be redeemable at any time, in whole or from time to time in part, at our option at a redemption price equal to the greater of:

        1. 100% of the principal amount of the notes to be redeemed; and

        2. the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 37.50 basis points, plus, in the case of both clause (1) and clause (2) above, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.

        "Treasury Rate" means, with respect to any redemption date for the notes:

    o the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the final maturity date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    o if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        The Treasury Rate shall be calculated on the third business day preceding the applicable redemption date. As used herein, the term "business day" means any day other than Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

        "Comparable Treasury Issue" means, with respect to any redemption date for the notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date for the notes, (1) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotation, (2) if the trustee obtains fewer than five but more than one Reference Treasury Dealer Quotations for the redemption date, the average of all such quotations or (3) if the trustee obtains only one Reference Treasury Dealer Quotation for the redemption date, that Reference Treasury Dealer Quotation.

        "Independent Investment Banker" means, with respect to any redemption date for the notes, Keefe, Bruyette & Woods, Inc. and its successors or Ferris, Baker Watts, Incorporated and its successors, whichever is selected by the trustee after consultation with us, or, if both such firms or the respective successors, if any, to such firms, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States of America appointed by the trustee after consultation with us.

        "Reference Treasury Dealers" means, with respect to any redemption date for the notes, five primary U.S. Government securities dealers in New York City selected by the trustee in consultation with us. If any such Reference Treasury Dealer ceases to be a primary U.S. Government securities dealer in New York City, the trustee in consultation with us will substitute another primary U.S. Government securities dealer for that dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at such holder's registered address. If less than all the notes are to be redeemed at our option, the trustee will select, in such manner as it deems fair and appropriate, the notes (or portions thereof) to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption on such redemption date.

        Nothing in the Indenture prohibits us from acquiring the notes by means other than a redemption, whether pursuant to an issuer tender offer or otherwise, assuming such acquisition does not otherwise violate the terms of the Indenture.

Certain Covenants

        The Indenture will contain, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of any Indebtedness (other than Permitted Indebtedness), unless the aggregate principal amount of the aggregate Indebtedness of us and our Restricted Subsidiaries, calculated on a pro forma basis after such issuance, creation, incurrence, assumption, guarantee or acquisition or otherwise, as the case may be, and application of the proceeds thereof, does not exceed 50% of the Total Consolidated Capitalization (such preceding calculation being the "Debt to Total Capital Test").

        Limitations on Restricted Payments. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

    o declare or pay any dividend or make any other payment or distribution (in cash, property or other assets, other than dividends or distributions payable in our capital stock (other than Disqualified Stock)), in respect of our capital stock (or any warrants, rights and options to acquire our capital stock);

    o declare or pay any dividend or make any other payment or distribution (in cash, property or other assets) in respect of any capital stock of any Restricted Subsidiary (or any warrants, rights and options to acquire capital stock of such Restricted Subsidiary) unless such payment or distribution is to us or a Subsidiary that is wholly-owned, directly or indirectly, by us;

    o purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any permitted merger or consolidation involving us) any of our capital stock (or any warrants, rights and options to acquire our capital stock); or

    o make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except (a) a payment of principal at the stated maturity thereof or (b) a purchase or other acquisition for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization obligation or principal repayment obligation, in each case, due within one year of the date of such purchase or other acquisition;

(all such payments and other actions set forth in the preceding four bullet points being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

    o no default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    o after making such Restricted Payment, the percentage obtained when calculating the Debt to Total Capital Test would not exceed 50%.

        Notwithstanding the foregoing, if no default or Event of Default has occurred and is continuing or would be caused thereby (solely in the case of the third and fifth bullets below), the provisions in the immediately proceeding paragraph do not prohibit:

    o the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted by the Indenture on the date of declaration;

    o the acquisition of any shares of our capital stock either (a) solely in exchange for shares of our capital stock or (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to any Subsidiary) of shares of our capital stock;

    o the payment, purchase, redemption or other acquisition of Indebtedness that is subordinated to the notes either (a) solely in exchange for shares of our capital stock or (b) through the application of net proceeds of a substantially concurrent sale (other than to our Subsidiary) of (1) shares of our capital stock or (2) Refinancing Indebtedness;

    o repurchase of capital stock deemed to occur upon exercise of stock options if such capital stock represents a portion of the exercise price of those options; and

    o payments made to the holders of capital stock in any person that is merged or consolidated with us pursuant to any merger, consolidation or sale of assets effected in accordance with the Indenture.

        Limitations on Liens. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien upon any shares of capital stock or evidences of Indebtedness issued by any Restricted Subsidiary that is then owned by us or any of our Restricted Subsidiaries (whether such shares or evidences of Indebtedness were owned as of the date of the Indenture or thereafter acquired), without effectively providing that the notes (together with, if we shall so determine, any other Indebtedness of us or such Restricted Subsidiary then existing or thereafter created) shall be secured equally and ratably with Indebtedness secured by such shares or evidences of indebtedness, so long as such secured Indebtedness shall be so secured, unless immediately thereafter, after giving effect thereto, the aggregate principal amount of all such secured Indebtedness would not exceed 2% of Consolidated Total Assets; provided, however, that this covenant shall not apply to, and there shall be excluded from secured Indebtedness in any computation under this covenant, the Indebtedness secured by a Permitted Lien.

        Limitation on Issuance and Sale of Equity Interests of Restricted Subsidiaries. We will not, and will not permit any of our Restricted Subsidiaries to, issue, transfer, convey, sell, lease or otherwise dispose of any Voting Stock in any Restricted Subsidiary to any person (other than to us or a wholly owned Restricted Subsidiary), except in the case that:

    o immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, the aggregate principal amount of the aggregate Indebtedness of us and our Subsidiaries, calculated on a pro forma basis after such issuance, transfer, conveyance, sale, lease or other disposition, as the case may be, and application of the proceeds thereof, does not exceed 50% of the Total Consolidated Capitalization; and

    o such issuance, transfer, conveyance, sale, lease or other disposition is for fair market value on the date thereof, as determined by our Board of Directors (which determination shall be conclusive), and, after giving effect to such disposition and to any possible dilution, we will own not less than 80% of the shares of Voting Stock of such Restricted Subsidiary then issued and outstanding free and clear of any security interest.

Certain Definitions

        Set forth below is a summary of some of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Capital Lease" means any lease of any property (whether real, personal or mixed) by any person as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such person or otherwise be disclosed as such in a note to such balance sheet.

        "Capitalized Lease Obligations" means monetary obligations under agreements for the lease or rental of real or personal property that in accordance with GAAP are required to be classified and accounted for as Capital Leases, and the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Consolidated Total Assets" means in respect of us and our Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis, without duplication, an amount equal to the total assets of us and our Subsidiaries.

        "Disqualified Stock" means any capital stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the notes mature. The term "Disqualified Stock" shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the notes mature.

        "GAAP" means accounting principles generally accepted in the United States of America as of the date or time of any computation required under the Indenture.

        "Indebtedness" means (without duplication), with respect to any person:

    o   every obligation of such person for money borrowed;

    o every obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

    o every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person; and

    o every obligation of the type referred to in the first through third bullets of this definition of another person the payment of which such person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of this bullet point, to the extent such person has guaranteed or is responsible or liable for such obligations).

        Notwithstanding the foregoing, the term "Indebtedness" shall not include the obligations of any of our Restricted Subsidiaries under any insurance or reinsurance policy, agreement or arrangement.

        "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Permitted Indebtedness" means, without duplication:

    o Indebtedness under the notes issued on the issue date or the notes exchangeable therefor in accordance with the Registration Rights Agreement;

    o Indebtedness of us or any of our Restricted Subsidiaries in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, completion or performance guarantees or standby letters of credit issued for the purpose of supporting such obligations and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

    o   Refinancing Indebtedness; or

    o Indebtedness of us or any of our Restricted Subsidiaries consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets or the capital stock of Subsidiaries so long as such acquisition or disposition is permitted by the Indenture; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by us or any Subsidiary in connection with such acquisition or disposition.

        "Permitted Lien" means:

    o   Liens in existence on the date of the original issuance of the notes;

    o   Liens in favor of us or any of our Restricted Subsidiaries;

    o   Liens for taxes, assessments or governmental charges or claims either
        (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which we or our Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    o statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, maritime and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith;

    o Liens incurred or deposits or trust arrangements made to secure obligations arising from (i) state insurance department guarantee fund or other regulatory requirements, or (ii) any insurance or reinsurance policy or agreement of any Restricted Subsidiary;

    o Liens incurred or deposits or trust arrangements made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations or to secure or which results from required payments or deposits in connection with litigation (in each case, exclusive of obligations for the payment of borrowed money);

    o Liens securing Purchase Money Obligations or Capitalized Lease Obligations provided the Lien charges only the asset subject to the Purchase Money Obligations or Capitalized Lease Obligations and no other asset;

    o Liens securing Indebtedness of our Subsidiaries incurred in compliance with the Indenture;

    o leases, subleases, licenses and sublicenses granted to others that are entered into in the ordinary course of business;

    o Liens arising from filing Uniform Commercial Code financing statements regarding leases of personal property;

    o banker's Liens, rights of setoff and similar Liens with respect to cash and cash equivalents on deposit in one or more bank accounts in the ordinary course of business; or

    o any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing bullets within this definition, to the extent the Indebtedness secured by such Lien is not increased from the amount originally so secured, provided that such extension, renewal or replacement Lien shall be limited to all or a part of the same shares of capital stock or Indebtedness that secured the Lien extended, renewed or replaced.

        "Purchase Money Obligations" means the outstanding balance of the purchase price of real and/or personal property (including shares), title to which has been acquired or will be acquired upon payment of such purchase price, or Indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property or any refinancing of such Indebtedness or outstanding balance.

        "Refinancing Indebtedness" means any Indebtedness of us or any of our Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refinance other Indebtedness of us or any of our Restricted Subsidiaries (other than intercompany Indebtedness) that is permitted as set forth under the heading "-- Limitation on Incurrence of Additional Indebtedness" above and that does not:

    o result in an increase in the aggregate principal amount (or accreted value, if applicable) of Indebtedness of such person as of the date of such proposed refinancing above the sum of (i) the aggregate principal amount (or accreted value, if applicable) of such Indebtedness, plus
        (ii) the accrued interest on and the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness, plus (iii) the amount of reasonable fees and expenses incurred by such person in connection with such refinancing; or

    o create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being refinanced.

        "Restricted Subsidiary" means any of our Subsidiaries that satisfies the criteria for a "significant subsidiary" set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

        "Subsidiary" of any person means a person more than 50% of the outstanding voting interests in which are owned, directly or indirectly, by such person or by one or more other Subsidiaries of such person or by such person and one or more Subsidiaries thereof.

        "Total Consolidated Capitalization" means at any date, without duplication, the sum of: (a) aggregate amount of our shareholders' equity as shown on our most recent quarterly or annual consolidated balance sheet, presented in accordance with GAAP, and (b) the aggregate amount of Indebtedness of us and our Subsidiaries.

        "Voting Stock" means securities or other ownership interest of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing

    o the then outstanding aggregate principal amount of such Indebtedness into

    o the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

Events of Default

        An "Event of Default" with respect to the original and new notes occurs if:

    o we fail to pay the principal of or premium on any original or new note when due;

    o we fail to pay interest when due and continue that failure for 30 days thereafter on any original or new note;

    o we fail to perform any covenant in the Indenture and this failure continues for 60 days after we receive written notice of such failure as provided in the Indenture;

    o we default under any bond, debenture, note or other evidence of Indebtedness by us or any of our Subsidiaries (including a default with respect to any notes) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by us or any of our Subsidiaries (including the Indenture), which results in such Indebtedness in an amount in excess of $10 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 30 days after notice; or

    o we or any of our Restricted Subsidiaries take certain actions relating to our bankruptcy, insolvency or reorganization for the benefit of our or their respective creditors.

        The Indenture provides that the reference to "interest" appearing in the second bullet point of the preceding paragraph is deemed to include, solely insofar as it relates to the notes, any additional interest which may be payable in respect of the notes pursuant to the Registration Rights Agreement.

        An Event of Default with respect to a series of debt securities under the Indenture does not necessarily constitute an Event of Default with respect to any other series of debt securities, including the notes. The Indenture provides that the trustee may withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of that series (except for a default in the payment of principal, premium, if any, or interest) if the trustee in good faith determines it to be in the interest of the holders to do so.

        If an event of default with respect to the notes (other than an event of default arising from specified events of bankruptcy, insolvency or reorganization) occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal thereof, premium, if any, and all unpaid interest thereon to be due and payable immediately. At any time after the notes have been accelerated, but before a judgment or decree based on acceleration has been obtained, the holders of a majority of the aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration. If an event of default with respect to the notes arises from specified events of bankruptcy, insolvency or reorganization, then the principal thereof, premium, if any, and all unpaid interest thereon shall be due and payable immediately without any declaration or other action on the part of the trustee or any holder of the notes. For information as to waiver of defaults, see the section entitled "-- Modification and Waiver" below.

        The Indenture provides that, subject to the duty of the trustee during a default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of notes unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to the foregoing, the holders of a majority of the aggregate principal amount of the outstanding notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture with respect to the notes.

        No holder of the notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless:

    o such holder previously has given written notice to the trustee of a continuing Event of Default with respect to the notes;

    o the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request to the trustee to institute such proceeding as trustee, and offered to the trustee reasonable indemnity against costs, expenses and liabilities incurred in compliance with such request;

    o in the 60-day period following receipt of the notice, request and offer of indemnity referred to above, the trustee has failed to initiate such proceeding; and

    o during such 60-day period, the trustee has not received from the holders of a majority of the aggregate principal amount of the outstanding notes a direction inconsistent with such request.

        Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the Indenture, any holder of the original and new notes shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest on such notes on the respective dates such payments are due and to institute suit for enforcement of any such payment, and such right shall not be impaired without the consent of such holder.

Modification and Waiver

        The Indenture contains provisions permitting us and the trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding notes, to modify or amend any of the provisions of the Indenture, provided that no such modification or amendment shall, among other things:

    o change the stated maturity of the principal of, or premium, if any, or any installment of interest, if any, on the notes;

    o   reduce the principal amount of or premium on the notes;

    o   reduce the rate of interest on the notes;

    o   change any place where, or the currency in which, the notes are payable;

    o impair the right to institute suit for the enforcement of any payment or delivery on or with respect to the notes;

    o reduce the percentage in principal amount of the notes, the consent of whose holders is required to modify or amend the Indenture or to waive compliance with certain provisions of the Indenture; or

    o reduce the percentage in principal amount of the notes, the consent of whose holders is required to waive any past default,

without, in each such case, obtaining the consent of the holder of each outstanding debt security issued under the Indenture so affected.

        The Indenture also contains provisions permitting us and the trustee, without notice to or the consent of the holders of the notes, to modify or amend the Indenture in order to, among other things:

    o   to evidence the succession of another person to us;

    o   to add to our covenants for the benefit of the holders of the notes;

    o   to add events of default;

    o to add or change any provisions of the Indenture to facilitate the issuance of bearer securities;

    o to change or eliminate any of the provisions of the Indenture, so long as any such change or elimination will become effective only when there is no outstanding note which is entitled to the benefit of that provision;

    o to evidence and provide for the acceptance of appointment by a successor trustee;

    o to cure any ambiguity, to correct or supplement any provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, so long as the interests of noteholders are not adversely affected in any material respect under that Indenture;

    o to convey, transfer, assign, mortgage or pledge any property to or with the trustee securing the notes;

    o   to establish the form or terms of securities of any series;

    o to supplement any of the provisions of the Indenture to facilitate the defeasance and discharge of the notes, so long that any such action shall not adversely affect the interests of noteholders;

    o to provide for conversion rights of the holders of the notes to enable those holders to convert the notes into other of our securities; or

    o to qualify or maintain the qualification of the Indenture under the Trust Indenture Act of 1939.

Defeasance and Covenant Defeasance

        When we use the term defeasance, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the trustee sufficient cash or government securities to pay the principal, interest and any other sums due to the stated maturity date of the original and new notes, then at our option:

    o we will be discharged from our obligations with respect to the original and new notes; or

    o we will no longer be under any obligation to comply with certain restrictive covenants under the Indenture, and certain events of default will no longer apply to us.

        If this happens, the holders of the original and new notes will not be entitled to the benefits of the Indenture, except for registration of transfer and exchange thereof, and replacement of those that are lost, stolen or mutilated. These holders may look only to those deposited funds or obligations for payment.

        We must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for United States federal income tax purposes.

Consolidation, Merger and Sale of Assets

        The Indenture will provide that we shall not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person unless:

    o we are the surviving entity or our successor is a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia;

    o our successor shall expressly assume our obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on all the debt securities and the performance and observance of every covenant of the Indenture on our part to be performed or observed;

    o immediately after giving effect to such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing;

    o if, as a result of any such transaction, our property or assets would become subject to a Lien which would not be permitted by the limitation on Liens contained in the Indenture, we or our successor shall take those steps that are necessary to secure the notes issued under the Indenture equally and ratably with Indebtedness secured by that Lien; and

    o we shall have delivered to the trustee the officer's certificate and opinion of counsel called for by the Indenture.

        Upon any consolidation with or merger into any other person or any conveyance, transfer or lease of our properties and assets substantially as an entirety to any person, the successor person formed by such consolidation or into which we are merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture and, in the event of any such conveyance or transfer, we, except in the case of a lease, shall be discharged of all obligations and covenants under the Indenture and the debt securities and may be dissolved and liquidated.

Book-Entry, Delivery and Form

        Investors may hold their beneficial interests in a global note directly through DTC if they are participants in DTC's book-entry system or indirectly through organizations which are participants in such system. Euroclear Bank S.A./NV, as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream Luxembourg") may hold interests in the Regulation S global note on behalf of direct or indirect participants in such systems through their respective depositaries, which will, in turn, hold such interests in such depositary's name at DTC.

        Except as set forth below, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or its nominee to a successor depositary or any nominee of such successor. Beneficial interest in global notes may not be exchanged for certificated notes, except in the limited circumstances described below.

        All interests in the global notes will be subject to the procedures and requirements of DTC.

Those interests may also be subject to the procedures and requirements of the direct or indirect participants in DTC's book-entry system, including those of Euroclear or Clearstream Luxembourg.

        Exchange among Global Notes. Any beneficial interest in a global note that is transferred to a person who takes delivery in the form of a beneficial interest in another global note will, upon transfer, cease to be an interest in the original global note and will become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global note for as long as it remains a beneficial interest therein.

        Beneficial interests in the global notes generally may not be exchanged for certificated notes. However, the Indenture will provide that the global notes (or the affected portion thereof) will be exchangeable for certificated notes if:

    o DTC notifies us that it is unwilling or unable to continue as depositary for the global notes or DTC ceases to be a clearing agency registered as such under the Exchange Act if so required by the applicable law or regulation, and no successor depositary for the notes shall have been appointed within 90 days of such notification or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

    o we, in our sole discretion, execute and deliver to the trustee an order to the effect that the global notes shall be so exchangeable; or

    o an Event of Default has occurred and is continuing with respect to the notes and the holders of a majority of the aggregate principal amount of the notes elect to cause the notes to become certificated.

        Upon any such exchange, we will execute and the trustee, in accordance with the terms of the Indenture, will authenticate and deliver certificated notes in exchange for interests in the global notes. We anticipate that those certificated notes will be registered in such names as DTC instructs the trustee and that those instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global notes.

        Book-Entry System. DTC will act as securities depositary for the original and new notes. The original notes were, and the new notes will be, issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global securities will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

        DTC, the world's largest depositary, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the

American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

        Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note, or beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

        To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts notes are credited on the record date (identified in a listing attached to the omnibus proxy).

        Redemption proceeds, distributions, and interest payments on the notes will be made to Cede & Co., Or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the trustee, on the payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect

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

participants.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the notes among DTC participants, DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event a successor securities depositary is not obtained, definitive certificates representing the notes are required to be printed and delivered to each holder.

        In addition, we have the option to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary) and, after an event of default under the Indenture, the holders of a majority of the aggregate principal amount of the notes also may determine to discontinue the system of book-entry transfers through DTC. In either of these events, definitive certificates for the notes will be printed and delivered to each holder.

        Although DTC and its participants are expected to follow the foregoing procedures in order to facilitate transfers of interests in global securities among DTC's participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither NYMAGIC, the trustee nor any paying agent will have any responsibility for the performance of DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Governing Law

        The Indenture, the original notes and the new notes will be governed by the laws of the State of New York.

Concerning the Trustee

        Wilmington Trust Company is trustee under the Indenture.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material United States federal income tax consequences and, in the case of a Non-United States Holder (as defined below), certain estate tax consequences, of the exchange of original notes issued on March 11, 2004 for new notes and the purchase, ownership and disposition of the new notes. Except where noted, the following addresses only notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended to date (the "Code") and does not address tax considerations applicable to investors that may be subject to special tax rules such as dealers in securities, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, tax-exempt entities, partnerships and other pass-through entities, expatriates, persons holding the notes as part of a hedging or conversion transaction, a straddle or a constructive sale, persons who have ceased to be United States citizens or to be taxed as resident aliens and United States Holders (as defined below) whose functional currency is not the United States dollar. Furthermore, the following discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange, ownership or disposition of the notes, or that any such position would not be sustained. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

        Persons considering the purchase of a note are urged to consult their tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, or subsequent revisions thereof.

        As used herein, "United States Holder" means a beneficial owner of the notes who or that is:

        (1)    a citizen or resident of the United States,

        (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or a political subdivision thereof,

        (3) an estate, the income of which is subject to United States federal income taxation regardless of its source,

        (4) a trust if (i) (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, or

        (5) otherwise subject to federal income tax on a net income basis in respect of such owner's worldwide income.

        As used herein, a "Non-United States Holder" means a beneficial owner of the notes who or that is not a United States Holder.

        Additionally, the following discussion does not deal with beneficial owners that are treated as partnerships for federal income tax purposes. For U.S. federal income tax purposes, income earned

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

through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow through entity holds notes, the U.S. federal income tax treatment of a partner in the partnership or owner of an equity interest in the flow-through entity will generally depend on the status of the partner or owner and the activities of the partnership or flow-through entity.

        Special rules may apply to certain Non-United States Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them or to their shareholders.

United States Holders

Stated Interest on the Notes

        A United States Holder will be required to include in gross income the stated interest on a note at the time such interest accrues or is received, in accordance with the United States Holder's method of accounting for U.S. federal income tax purposes. The original notes were issued to investors with "de minimis original issue discount" for U.S. federal income tax purposes. However, in general, U.S. holders are not required to include de minimis original issue discount in income in advance of their accrual or receipt of interest, and instead include de minimis original issue discount in income as capital gain upon the retirement or disposition of the notes.

Exchange Offer

        Pursuant to this exchange offer, holders are entitled to exchange the original notes for new notes that will be substantially identical in all material respects to the original notes, except that the new notes will be registered with the SEC and therefore will not be subject to transfer restrictions. We believe that the exchange pursuant to the exchange offer described above will not result in a taxable event.
Accordingly,

        (1) no gain or loss should be recognized by a United States Holder upon receipt of an exchange note,

        (2) the holding period of the exchange note should include the holding period of the original notes exchanged therefore and

        (3) the adjusted tax basis of the exchange notes should be the same as the adjusted tax basis of the original notes exchanged at the time of the exchange.

Sale or Retirement of a Note

        Except as discussed above under the heading "Exchange Offer," a United States Holder of a note will recognize gain or loss upon the sale, retirement, redemption or other taxable disposition of such note in an amount equal to the difference between:

        (1) the amount of cash and the fair market value of other property received in exchange therefor (other than amounts attributable to accrued but unpaid stated interest, which will be subject to tax as ordinary income to the extent not previously included in income) and

        (2) the United States Holder's adjusted tax basis in such note. A United States Holder's initial tax basis in a note will be the price paid for the note.

        Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss

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

will generally be long-term if the note has been held by the United States Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of United States federal income taxation. The deductibility of capital loss is subject to limitations.

Market Discount.

        If a United States Holder purchases a new note (or purchased the original note for which the new note was exchanged, as the case may be) at a price that is less than its stated redemption price, the excess of the stated redemption price over the United States Holder's basis in the note immediately after its acquisition by the Holder will be treated as "market discount." However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the stated redemption price multiplied by the number of complete years to maturity from the date the United States Holder purchased the note.

        Under the market discount rules of the Code, a United States Holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, the note as ordinary (generally interest) income to the extent of the market discount that has accrued but has not been previously included in income. In addition, the United States Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the original note exchanged for the new note as the case may be).

        In general, market discount will be considered to accrue ratably during the period from the date of acquisition of the new note (or the original note exchanged for a new note as the case may be) to the maturity date of the note, unless the United States Holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A United States Holder of a note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election.

Amortizable Bond Premium.

        A United States Holder that purchases a new note (or purchased the original note for which the new note was exchanged as the case may be) for an amount in excess of its stated principal amount will be considered to have purchased the note with "amortizable bond premium" in an amount equal to such excess. A United States Holder may elect to amortize the premium over the remaining term of the note under a constant yield method. The amount amortized in any year will be treated as a reduction to the United States Holder's interest income from the note and will reduce the United States Holder's tax basis in the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult their own tax advisors before making this election. Bond premium on a note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized upon disposition of the note.

Non-United States Holders

U.S. Federal Withholding Tax

        The payment to a Non-United States Holder of interest on a note generally will not be subject to

U.S. federal withholding tax pursuant to the "portfolio interest exception," provided that (i) the Non-United States Holder does not directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of our stock within the meaning of the Code, (ii) the Non-United States Holder is not a controlled foreign corporation that is related to us through sufficient stock ownership within the meaning of the Code, (iii) the Non-United States Holder is not a bank whose receipt of interest on a note is described in section 881(c)(3) of the Code, (iv) the interest is not effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States, and (v) either (A) the beneficial owner of the note certifies to us or our paying agent, under penalties of perjury, that it is not a United States Holder and provides its name, address and certain other information on an Internal Revenue Service Form W-8BEN, or a suitable substitute form, or (B) a securities clearing organization, bank or other financial institution that holds the notes on behalf of such Non-United States Holder in the ordinary course of its trade or business certifies to us or our paying agent, under penalties of perjury, that an Internal Revenue Service Form W-8BEN or W-8IMY, or suitable substitute form, has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Alternative methods may be applicable for satisfying the certification requirement described in (v) above. These methods will generally require, in the case of notes held by a foreign partnership, that the certificate described in (v) above be provided by the partners in addition to the foreign partnership, and that the partnership provide certain additional information. A look through rule would apply in the case of tiered partnerships.

        If a Non-United States Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such Non-United States Holder will be subject to a 30% withholding tax, unless the beneficial owner of the note provides us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in the rate of withholding under the benefit of an applicable income tax treaty or (2) Internal Revenue Service Form W-8ECI, or successor form, stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. In addition, the Non-United States Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Prospective investors should consult their tax advisors regarding the effect, if any, of the withholding regulations.

U.S. Federal Income Tax

        Except for the possible application of U.S. federal withholding tax discussed above, or backup withholding tax discussed below, a Non-United States Holder generally will not be subject to U.S. federal income tax on payments of interest and principal on the notes, or on any gain realized upon the sale, exchange, redemption, retirement or other disposition of a note, provided (1) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States (and, if required by an applicable income tax treaty as a condition for subjecting the Non-United States Holder to U.S. taxation on a net income basis, the gain is not attributable to a permanent establishment maintained by the Non-United States Holder in the United States) and (2) in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

        If a Non-United States Holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, such Non-United States Holder will be subject to U.S. federal income tax on the interest, in the same manner as if it were a United States Holder, except to the extent that an applicable income tax treaty otherwise provides. In addition, if such Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (which may include both any interest on a note and any gain on a disposition of a note), subject to adjustment for that taxable year unless it

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

qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Tax

        Subject to any applicable estate tax treaty provisions, if you are an individual and are not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, your notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death, (i) you own, directly, indirectly or constructively, 10% or more of the total combined voting power of all of our classes of stock or
(ii) payments with respect to your notes are effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal and interest made to, and to the proceeds of sales before the maturity by, holders of the notes. These requirements do not apply, however, with respect to certain United States Holders, including corporations. Also, United States Holders subject to these information reporting requirements may also be subject to backup withholding at the applicable rate (currently 28%) on payments of principal and interest on the notes and the proceeds from a disposition of the notes. Backup withholding will only be imposed where the United States Holder:

        (1) fails to furnish its taxpayer identification number ("TIN"), which, for an individual, would ordinarily be his or her social security number,

        (2)    furnishes an incorrect TIN,

        (3) is notified by the IRS that it has failed to properly report payments of interest or dividends, or

        (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

        Interest paid with respect to a note and received by a non-United States Holder will not be subject to information reporting or backup withholding if the payor has received appropriate certification statements and provided that the payor does not have actual knowledge or reason to know that the holder is a United States Person.

        The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition (including a redemption or retirement) of a note to or through a non-United States office of a non-United States broker that is not a "United States related person," as defined under the backup withholding Treasury regulations, will not be subject to information reporting or backup withholding.

        In the case of the payment of proceeds from the disposition of notes to or through a non-United States office of a broker that is a United States related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-United States Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person (absent actual knowledge that the payee is a United States person).

        Holders of the notes are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's United States federal income tax liability, provided that the requisite procedures are followed.

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


                              PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of new notes received in exchange for original notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the new notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

        Notwithstanding the foregoing, we are entitled under the Registration Rights Agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

    o the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

    o we receive notification of the suspension of the qualification of the new notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

    o   the suspension is required by law; or

    o an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

        If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the new notes. Any broker-dealer that resells new notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        The legality of the new notes offered in this prospectus, the binding obligations of the Company pertaining to such notes and other various legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                     EXPERTS

        The consolidated financial statements and schedules of NYMAGIC, INC. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4 (SEC File No. 333-114124). This prospectus, which forms part of this registration statement, does not contain all the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and exhibits.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of those reports and other information may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Copies of these materials may also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding us.

        This prospectus incorporates by reference the following documents filed by us (Commission File No. 1-11238):

        o our Annual Report on Form 10-K for the year ended December 31, 2003; and

        o       our Quarterly Report on Form 10-Q for the quarter ended March
                31, 2004.

        In addition, we also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the completion of the distribution of the new notes. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports deemed, under SEC rules, furnished and not filed with the SEC), as well as proxy statements. The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

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

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Initial Purchasers. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any time after the date hereof or that there has not been a change in the affairs of the Company since the date hereof.



                                  June 1, 2004

                                  NYMAGIC, INC.

                                Offer to Exchange
                                       its
                          6.50% Senior Notes due 2014,
                        which have been registered under
                           the Securities Act of 1933,
                           for any and all outstanding
                          6.50% Senior Notes due 2014,
                                 which have not
                              been registered under
                           the Securities Act of 1933



        Until August 30, 2004 (90 days after the date of this prospectus), all dealers that effect transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.